FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2012
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

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Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

March 1, 2012	By:	/s/ Iñigo Dago Elorza
	Name:	Iñigo Dago Elorza
	Title:	Chief Legal Officer and Secretary of the Board of Directors

PRISA

Annual Results
4Q 2011

February 28th, 2012

PRISA REACHED IN 2011 A RECURRING EBITDA OF 493.16 MILLION EUROS

Reported EBITDA reached 437 million Euros given extraordinary expenses from the personnel restructuring (77.2 million Euros)

The Group reports net losses of 451 million Euros having provisioned 253 million Euros for goodwill impairments (mainly in Portugal) and 183 million for fiscal matters under discussion

The good performance of the Pay TV business and Education activities, together with the increasing presence in Latin America, partly compensate the weakness in the advertising markets of Spain and Portugal

- **Recurrent revenues reached 2,714.16 million** Euros (-1.3%)
- **Recurring EBITDA margin** reached 18.2%, in line with that of 2010
- **The Pay TV business** grows in net subscribers, with a stable ARPU (41.1 euros) and a lower churn ratio (13.6%). It reaches an EBITDA of 186.77 million Euros (+12.5% adjusted by non-recurring items)
- **Santillana** grows by +12.2%.
- The revenues in the **Digital** activity increase by 6.7%. 63.7 million average number of unique monthly browsers (+25.3% vs 2010).
- **Latin America revenues grow by 15.9%,** and account for 24.3% of those of the Group. EBITDA from this region accounts for 38.6% of EBITDA of the total.
- **Advertising revenues in Spain and Portugal** reach 498.1 million Euros and represent 18.3% of PRISA's revenues.
- **Cost restructuring**: The Group's management has accepted a reduction of 7% of its fixed salary.
- The **efficiency plan** has been completed: total investment of 94.8 million Euros for annualized savings of 64.5 million Euros.
- **The financial debt has been refinanced,** extending its maturity to 2014/15. The Group has now time and financial flexibility to focus on the improvement of its businesses. The refinancing agreement activated the mechanisms for the **conversion of 75 million warrants** by the Polanco family, Mr. Martin Franklin and Mr. Nicolas Berggruen, for a total amount of 150 million Euros (at a price of 2 Euros per share).

Madrid (28th February, 2012). Grupo PRISA (hereafter "PRISA" or the "Company") (NYSE: PRIS), the world's leading group in Spanish- and Portuguese-speaking markets in the fields of education, information and entertainment, today announced its financial and operational results for the year 2011. In the period, the Group achieved revenues of 2,724.45 million Euros and an EBITDA of 436.91 million Euros. Adjusted EBITDA margin was stable (18.2%)

The Chairman of the Executive committee of the Board and CEO Juan Luis Cebrián declared: "These results demonstrate the operating resilience of our businesses even in an environment with extreme economic cycle weakness. Santillana and the Pay TV business are examples of how it is possible to grow in the most adverse circumstances". He added: "We have undertaken a strong cost reduction effort. This, together with our increasing presence in Latin America, has partly mitigated the fall in the advertising markets of Spain and Portugal. The international revenues of PRISA account already for more than 32% of the total"

"Following a basic prudence criterion and especially given the very difficult situation that Portugal is going through, in our 2011 results, we have registered a provision for goodwill impairments of 252.94 million Euros. We have also registered provisions in our Income tax for 183 million Euros, to face a potentially negative outcome of several fiscal matters still under discussion, relative to tax deductions on exporting activities. However, we are still confident that the court will rule in our favour".

The Chairman of the Executive committee of the Board and CEO ended by highlighting that the agreement with the banks has provided PRISA with the financial flexibility which will allow it to focus its efforts on improving the operating performance of its businesses.

In line with the cost reduction efforts, 92% of the Group's management has accepted, voluntary and indefinitely, a 7% reduction of its fixed salary.

2011 highlights

- Market conditions remain stable in all business areas except advertising and books consumption in general publishing (Ediciones Generales), which continue to be affected by weak macroeconomic conditions in Spain and Portugal.

- In the **Audiovisual division**, revenues total 1,241.19 million Euros, and EBITDA 234.69 million Euros. EBITDA margins, adjusted for extraordinary items increase by 3.2 percentage points to 18.3%. At the end of 2011 pay TV has 1.84 million subscribers, of which 82,247 come from other platforms (other to DTH). Net adds of DTH fall by 16,671 compared to a fall of 72,949 in 2010. ARPU remains above 41 Euros on average. Churn rates continue to fall to 13.6% compared to the 15.8% of 2010. iPlus subscribers increase in almost 65% in the year and reach 503,202.

- In **Education**, revenues (720.39 million Euros) grow by 12.2% given the strong performance of the education campaigns in Latin America (we highlight Brazil with a growth of 24.1%) and the education campaign in Spain, which grows by 8.6%. Adjusted EBITDA reaches 173.70 million Euros, 4.4% above the previous year.

- Revenue in the **Radio division** (376.77 million Euros) falls by 7.1% from 2010. International radio advertising grows by 5.4%, partly compensating worse performance in Spain, which falls by 10.3%. Adjusted EBITDA totals 87.02 million euros (-19.7% vs 2010) and the adjusted EBITDA margin is 23.1%.

- Revenue in **Press** reaches 390.01 million Euros, down by 7.2% from 2010. Adjusted EBITDA totaled 54.84 million Euros.

- The **Digital division** achieves a monthly average of 63.7 million unique browsers in 2011, a 25.3% increase vs 2010, thanks to strong growth recorded by As.com, El Pais.com and Cinco Días.com.

- **Total advertising revenues** reach 620.06 million Euros, down 8.0% from 2010 and represent just 22.8% of those of the Group.

Consolidated earnings

The comparison of 2011 and 2010 results is affected **by extraordinary items recorded under revenue and expenses** both in 2011 and 2010. Therefore, to conduct a homogeneous comparison, we are presenting a pro forma profit and loss account adjusting the extraordinary items.
As for the exclusion of Cuatro from the consolidation perimeter, 4Q2010 results were already presented with Cuatro included as a discontinued activity, so in this sense the results of both years are perfectly comparable.

	JANUARY - DECEMBER			OCTOBER-DECEMBER		
€ Million	2011	2010	Chg.%	2011	2010	Chg.%
Operating Revenues	2.724,45	2.822,73	(3,5)	685,93	734,68	(6,6)
EBITDA	436,91	596,33	(26,7)	57,22	122,07	(53,1)
EBIT	(35,74)	336,15	(110,6)	(246,40)	28,66	-
Net financial result	(195,15)	(159,21)	(22,6)	(61,50)	(46,78)	(31,5)
Interest on debt	(124,65)	(123,56)	(0,9)	(33,23)	(32,96)	(0,8)
Other financial results	(70,50)	(35,65)	(97,7)	(28,27)	(13,83)	(104,5)
Result from associates	(13,83)	(103,86)	86,7	(18,19)	(98,81)	81,6
Profit before tax	(244,71)	73,09	-	(326,09)	(116,93)	(178,9)
Income tax expense***	(147,97)	(73,02)	(102,6)	(134,05)	(14,76)	-
Results from discontinued activities	(2,65)	(35,01)	92,4	(1,61)	(18,93)	91,5
Minority interest	(55,88)	(37,92)	(47,4)	(7,40)	(13,79)	46,4
Net profit	(451,22)	(72,87)	-	(469,14)	(164,40)	(185,4)
EBITDA Margin	16,0%	21,1%		8,3%	16,6%	
EBIT Margin	(1,3%)	11,9%		(35,9%)	3,9%	
One-offs in operating revenues*	10,29	71,92		-2,00	30,67	
Mediapro sentence	-	33,00		-	-	
Sale of Tres Cantos Headquarters	-	19,93		-	19,93	
Others	10,29	18,99		(2,00)	10,74	
One-offs in operating expenses**	319,48	28,40		263,89	45,06	
Redundancies	77,21	1,06		21,62	(4,95)	
Renegotiation with suppliers	-	(23,83)		-	0,00	
Others	(10,68)	-		(10,68)	-	
Goodwill impairment	252,94	51,18		252,94	50,00	
One-offs in income tax***	147,48	15,00		147,48	15,00	
Income tax provision	183,00	15,00		183,00	15,00	
Tax credit on reinvestment of extraordinary revenues	(35,52)	-		(35,52)	-	
Adjusted Operating Revenues	2.714,16	2.750,81	(1,3)	687,93	704,01	(2,3)
Adjusted EBITDA	493,16	501,63	(1,7)	70,17	86,46	(18,8)
Adjusted EBITDA Margin	18,2%	18,2%		10,2%	12,3%	
Adjusted EBIT	273,46	292,63	(6,6)	19,49	43,06	(54,7)
Adjusted EBIT Margin	10,1%	10,6%		2,8%	6,1%	
Adjusted Net Profit	1,62	28,60	(94,3)	(49,9)	(12,9)	-

** Extraordinary items for revenues are recorded correspond in 2011 mainly to the sale of Canal Viajar, and are registered in the audiovisual division. In 2010 they correspond mainly to the Mediapro sentence and the sales of the Tres Cantos headquarters, Sogecine and Sogepaq.*
*** Extraordinary items for expenses correspond to redundancies from the efficiency plan which Prisa has undertaken since December 2010 as well as other items such as the FC Barcelona sentence. In 2010 they correspond to the redundancies from the efficiency plan and renegotiations with suppliers which are registered in the Audiovisual division.*
In addition, although only impacting at EBIT level (not at EBITDA) there are impairments of the Media Capital goodwill (219 million Euros) and that of Prisa Brand Solutions, advertising marketer (33.34 million Euros), which are registered at group level.
**** Following a prudence criteria, Prisa has registered a provision of 183 million Euros to face a potentially unfavourable resolution in certain matters under discussion, mainly the tax deduction for exporting activities*

The good performance in Education revenues, in pay TV subscribers from other platforms and the sale of audiovisual rights and programs has partially offset the drop in revenues from advertising, circulation and satellite subscribers. **Without the extraordinary items recorded in the audiovisual area**, revenues would be down 1.3%:

	JANUARY - DECEMBER			OCTOBER-DECEMBER		
€ Million	2011	2010	Chg.%	2011	2010	Chg.%
Advertising	620,06	673,70	(8,0)	176,38	195,43	(9,8)
Books and training	697,88	625,88	11,5	165,19	137,98	19,7
Newspapers and magazine sales	168,74	180,40	(6,5)	39,21	43,35	(9,5)
Subscriber revenues	887,09	913,11	(2,8)	223,76	224,44	(0,3)
Audiovisual production revenues	88,24	87,74	0,6	19,29	22,40	(13,9)
Other revenues	262,44	341,91	(23,2)	62,11	111,08	(44,1)
Total operating revenues	**2.724,45**	**2.822,73**	**(3,5)**	**685,93**	**734,68**	**(6,6)**
One-offs in operating revenues	**10,29**	**71,92**		**(2,00)**	**30,67**	
Mediapro sentence (other revenues)	-	33,00		-	-	
Sale of Tres Cantos Headquarters (other	-	19,93		-	19,93	
Others (other revenues)	10,29	18,99		(2,00)	10,74	
Total adjusted operating revenues	**2.714,16**	**2.750,81**	**(1,3)**	**687,93**	**704,01**	**(2,3)**
Other revenues, adjusted	252,15	269,99	(6,6)	64,11	80,41	(20,3)

Operating expenses in 2011, including amortization, depreciation and provisions, reached 2,760.19 million Euros. **Total adjusted operating expenses declined by 0.7% in 2011 (+1.1% in the fourth** quarter standalone). The breakdown is as follows:

	JANUARY - DECEMBER			OCTOBER- DECEMBER		
€ Million	2011	2010	Chg.%	2011	2010	Chg.%
Purchases	824,12	839,22	(1,8)	237,55	232,25	2,3
Outside services	788,81	794,50	(0,7)	203,98	228,01	(10,5)
Staff costs	674,32	592,08	13,9	187,36	151,92	23,3
Other operating expenses	0,28	0,60	(52,9)	(0,18)	0,44	(140,1)
Amortization, depreciation and provisions	472,65	260,18	81,7	303,62	93,41	-
Total operating expenses	**2.760,19**	**2.486,58**	**11,0**	**932,33**	**706,01**	**32,1**
One-offs in operating expenses	**319,48**	**28,40**		**263,89**	**45,06**	
Redundancies (staff costs)	77,21	1,06		21,62	(4,95)	
Renegotiantion with suppliers (outside services)	-	(23,83)		-	0,00	
Others	(10,68)	-		(10,68)	-	
Goodwill impairment	252,94	51,18		252,94	50,00	
Total adjusted operating expenses	**2.440,70**	**2.458,18**	**(0,7)**	**668,44**	**660,96**	**1,1**
Adjusted outside services	805,70	818,33	(1,5)	220,87	228,01	(3,1)
Adjusted staff costs	590,90	591,03	(0,0)	159,52	156,86	1,7
Adjusted amortization, depreciation and provisions	213,49	202,79	5,3	44,46	37,19	19,5

EBITDA was 436.91 million Euros, implying a decrease of 26.7% explained mostly by the extraordinary items recorded in both 2011 and 2010. **Excluding these extraordinary items, EBITDA would have shown a -1.7% decrease, with stable margins at 18.2%, despite the difficult macroeconomic environment.**

During 2011, the company has registered 252.94 million Euros for **goodwill impairments** which correspond mainly to an increase of country risk and decline of the advertising market of Media

Capital and changes in the management of the commercial activities re advertising in Prisa Brand Solutions.

Other Financial Results includes, among other concepts, the expenses generated from updating the liability registered for the present value of the dividend owed to holders of the convertible non-voting shares (further explained in the appendixes).

The **Income Tax Expense** includes a 183 million Euro provision, which has been registered following a prudence criteria, to face a potentially unfavorable resolution in certain fiscal matters still under discussion, mainly the tax deduction for exporting activities. All the necessary legal processes surrounding these claims still remain open.

Earnings, as calculated by the equity method, mainly included the 17.336% share in the result of Mediaset España, as well as the results of the Printing business and V-Me. In 2010, it includes a provision of €80 million to cover some risks and possible restructuring costs in associated companies.

Earnings attributable to minority interests are mainly explained by DLJ's 25% share in Santillana, the 44% minority interest in Canal+ and the 26.51% minority interests in the Radio business.

Net Profit, adjusted for extraordinary items (once we exclude the impact of the extraordinary revenues, the extraordinary operating expenses, the goodwill impairments and the provision on the income tax expense), has risen to a positive result of 1.62 million Euros, which compares to the 28.60 million Euros in 2010.

Audiovisual

AUDIOVISUAL*	JANUARY - DECEMBER 2011	JANUARY - DECEMBER 2010	JANUARY - DECEMBER % Chg.	OCTOBER - DECEMBER 2011	OCTOBER - DECEMBER 2010	OCTOBER - DECEMBER % Chg.
Revenues	**1.241,19**	**1.372,40**	**(9,6%)**	**310,79**	**382,89**	**(18,8%)**
Prisa TV**	1.011,28	1.133,99	(10,8%)	255,05	316,48	(19,4%)
Media Capital	224,36	249,01	(9,9%)	57,08	76,19	(25,1%)
EBITDA	**234,69**	**308,78**	**(24,0%)**	**49,66**	**76,71**	**(35,3%)**
% margin	**18,9%**	**22,5%**		**16,0%**	**20,0%**	
Prisa TV**	186,77	269,37	(30,7%)	38,57	64,71	(40,4%)
% margin	18,5%	23,8%		15,1%	20,4%	
Media Capital	38,95	48,04	(18,9%)	11,09	20,63	(46,3%)
% margin	17,4%	19,3%		19,4%	27,1%	
EBIT	**121,39**	**194,44**	**(37,6%)**	**12,28**	**44,38**	**(72,3%)**
% margin	**9,8%**	**14,2%**		**4,0%**	**11,6%**	
Prisa TV**	95,57	174,06	(45,1%)	13,88	42,01	(67,0%)
% margin	9,5%	15,3%		5,4%	13,3%	
Media Capital	16,84	29,01	(41,9%)	(1,60)	11,00	(114,6%)
% margin	7,5%	11,6%		(2,8%)	14,4%	
One-offs in operating revenues	**12,29**	**91,90**		**-**	**50,64**	
Mediapro sentence (Prisa TV)	-	33,00		-	-	
Sale of Tres Cantos headquarters, Sogecine & Sogepaq (Prisa TV)	-	50,64		-	50,64	
Others (Prisa TV)	12,29	8,26		-	0,00	
One- offs in operating expenses	**11,75**	**(18,47)**		**(4,85)**	**2,53**	
Redundancies	18,89	0,00		2,29	(2,84)	
Prisa TV	*15,23*	*0,00*		*0,05*	*(1,81)*	
Media Capital	*3,66*	*0,00*		*2,24*	*(1,03)*	
Renegotiation with suppliers (Prisa TV)	-	(23,83)		-	0,00	
Others (Prisa TV)	(16,89)	-		(16,89)	-	
Goodwill impairment (Media Capital)	9,75	5,37		9,75	5,37	
Adjusted revenues	**1.228,90**	**1.280,50**	**(4,0%)**	**310,79**	**332,25**	**(6,5%)**
Prisa TV**	998,99	1.042,09	(4,1%)	255,05	265,83	(4,1%)
Media Capital	224,36	249,01	(9,9%)	57,08	76,19	(25,1%)
Adjusted EBITDA	**224,40**	**193,04**	**16,2%**	**35,06**	**23,23**	**50,9%**
% adjusted margin	18,3%	15,1%		11,3%	7,0%	
Prisa TV**	172,82	153,64	12,5%	21,74	12,26	77,4%
% margin	17,3%	14,7%		8,5%	4,6%	
Media Capital	42,61	48,04	(11,3%)	13,33	19,61	(32,0%)
% margin	19,0%	19,3%		23,3%	25,7%	
Adjusted EBIT	**120,85**	**84,07**	**43,8%**	**7,43**	**(3,7)**	—
% adjusted margin	9,8%	6,6%		2,4%	-1,1%	
Prisa TV**	98,52	58,33	68,9%	13,93	(10,4)	—
% margin	9,9%	5,6%		5,5%	-3,9%	
Media Capital	30,25	34,37	(12,0%)	0,64	9,97	(93,6%)
% margin	13,5%	13,8%		1,1%	13,1%	

** Prisa TV includes the pay TV business and other related activities.

At Prisa TV (Canal+), adjusted revenues declined by 4.0%, which is slightly less than the decrease of 4.2% as at September 2011 . This fall is explained by a smaller number of satellite subscribers (especially in Q2 and Q4, in which there was a weaker Christmas campaign and Canal+ suffered the impact of the FTA broadcasting of football matches such as the Real Madrid–FC

Barcelona), by slight variations in ARPU and by the impact of changes in the commercial model of iPlus and Canal+ Toros.

However, **all key operating indicators have seen an improvement this quarter**: net adds have grown by 53,858 in the year (compared to a fall of -61,231 in 2010). Satellite net subscribers have fallen by -16,671 (compared to a fall of -72,949 in 2010) and net subscribers from other platforms have grown by 70,529 (compared to +11,718 in 2010). ARPU has remained on average above 41 Euros (41.1 Euros compared to the 41.7 Euros in 2010). Finally, penetration levels of iPlus continue to grow and reached 28.7% by the end of 2011 (compared with the 17.2% of December 2010).

In Q4 standalone, there are also improvements in operating indicators: the fall in net subscribers of satellite (-18,130 compared with the 7,040 growth of Q3 2011) has been compensated by the growth in subscribers from other platforms (+24,761, compared with +34.380 in Q3) thanks to agreements with the telecom operators. The ARPU reached 41.5 Euros (vs 40.1 Euros in Q3).

Adjusted operating expenses, excluding amortizations and provisions, are down by 7.6% (compared to a 6.6% fall as of September), mostly due to renegotiation of contracts and the inclusion of costs related to the World Cup in 2010, which had an impact of 29.77 million Euros in 2010. As a result, adjusted **EBITDA has increased by 16.2% (compared to the 11.5% growth as at September 2011).**

Key operating indicators are benefiting from the change in the commercial strategy which has been implemented in the last few months and by the Canal+ multi-distribution agreements which have been signed with other operators (Telefónica, Orange, ONO and Jazztel).

As at December, the total **number of subscribers** was 1,838,432, distributed as follows:

Subscribers breakdown	Dec 2011	Dec 2010	Chg. Abs
Satélite (DTH)	1.756.185	1.772.856	(16.671)
Other Platforms (*)	82.247	11.718	70.529
Total	**1.838.432**	**1.784.574**	**53.858**

(*) Includes subscribers from agreements with telecom operators (wholesale) and OTT subscribers

Like in the last few years, the change in trend for ***DTH* subscribers** is maintained in 2011, with net new subscriptions increasing 0.4% and cancellations falling -16.6% year on year:


1.2
259,4
+0.4 %
260,3
-332,3
-16.6%
-277,0
+55.3
Jan-Dec 2010
Jan-Dec 2011
Gross Additions
Cancellations

The ARPU for DTH subscribers as of 4Q 2011 was 41.5 Euros, in line with the 41.7 Euros of 2010. The average ARPU for 2010 stood at 41.1 Euros, compared with the 41.7 Euros of 2010 on average. Churn has continued to fall and stood at 13.6%, showing an important decrease compared to the 15.8% of the end of 2010. The change in ARPU by quarter is as follows:

Change in ARPU for CANAL+ (DTH)
(euros)


€-0.3
€-1.0
-€1.0
-€0.2
41.8
41.5
42.2
41.2
41.1
40,1
41.7
41,5
2010
2011
1Q
2Q
3Q
4Q

The number of subscribers and penetration of *iPlus* and **Multiplus** has continued to grow: as of December 2011 the number of **iPlus** subscribers was 503,202, up by 197,823 from December 2010, which implies a penetration of 28.7% (compared to the 17.2% penetration at December 2010 and the 25.9% on September 2011). As for **Multiplus**, as of December 2011 there were 238,772 customers subscribed to this service, which implies a penetration of 13.6%, above the 12.8% penetration observed in September 2011 and to the 12.2% penetration in June 2011.

iPlus: Subscribers (in thousands) and penetration


5%
6%
9%
14%
17%
21%
24%
26%
29%
100
110
169
246
305
369
416
460
503
2009
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11

Multi+: Subscribers (in thousands) and penetration


2%
2%
3%
6%
9%
11%
12%
13%
14%
39
43
56
104
165
201
216
227
239
2009
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11

Subscribers from other platforms totaled 82,247, on the back of the agreements which have been reached with other operators (Orange, ONO, Telecable, Jazztel and especially Telefónica) in the context of the Canal+ multi-distribution strategy in place.

Media Capital recorded in 2011 revenues of 224.36 million Euros and adjusted EBITDA of 42.61 million Euros (-11.3%). During 4Q 2011, there has been a further deterioration of the Portuguese advertising market, which has led to a weaker performance in Q4 standalone, with revenues which reached 57.08 million Euros and adjusted EBITDA of 13.33 million Euros (-32.0%)

Despite the weak macro-economic situation of Portugal, **TVI**, leading FTA operator in this country reached revenues of 151.43 million Euros (-4.4%, vs -0.6% in the first nine months of the year). Its advertising revenues have fallen by 10.1% compared to 2010 (vs -6.6% in the first nine months of the year), showing the deterioration which we already anticipated when we published Q3 2011 results, although managing to outperform the FTA advertising market which fell in Portugal by an estimated -13.5%. The increase in revenues from Call TV is still neutralizing the impact of the fall in advertising revenues.

TVI has maintained its leadership position, attaining an audience share of 34.5% for the full 24 hours (improving from the 34.1% of the first nine months of the year) and 38.1% in prime time (also improving slightly from the 37.9% of the first nine months of 2011).

Additionally the Audiovisual division has registered **an impairment of Goodwill** of 9.75 million Euros, which impacts Media Capital, which does not have an impact at Group level and which corresponds to the goodwill generated with the transfer of Plural.

Education

EDUCATION- PUBLISHING	JANUARY - DECEMBER			OCTOBER - DECEMBER		
	2011	2010	% Chg.	2011	2010	% Chg.
Revenues	**720,39**	**642,25**	**12,2%**	**171,56**	**144,79**	**18,5%**
EBITDA	**170,20**	**166,35**	**2,3%**	**5,65**	**8,15**	**(30,6%)**
% margin	23,6%	25,9%		3,3%	5,6%	
EBIT	**103,99**	**105,46**	**(1,4%)**	**2,29**	**4,72**	**(51,5%)**
% margin	14,4%	16,4%		1,3%	3,3%	
One-offs in operating expenses	**3,50**	**0,00**		**0,93**	**(2,51)**	
Redundancies	3,50	0,00		0,93	(2,51)	
Adjusted EBITDA	**173,70**	**166,35**	**4,4%**	**6,58**	**5,64**	**16,8%**
% adjusted margin	24,1%	25,9%		3,8%	3,9%	
Adjusted EBIT	**107,49**	**105,46**	**1,9%**	**3,22**	**2,21**	**46,0%**
% adjusted margin	14,9%	16,4%		1,9%	1,5%	

Revenue from Education reached 720.39 million Euros in 2011, showing a +12.2% increase vs the 2010, and EBITDA reached 173.70 million Euros, up 4.4% (vs the +4.0% as at September)

All the Southern Area countries (which has grown by +20.6%) registered strong growth in their campaigns: **Brazil** (24.1%), **Argentina** (+17.3%), **Chile** (+13.6%) and **Colombia** (+21.0%).

In the Northern Area, **Mexico** has increased its revenues by 18.1% and **Venezuela** by +27.5%. In **Spain**, revenues have fallen by -1.9% in 2011, which results from the weakness of Ediciones Generales (general publishing) down by -30.5%, mostly offset by the strong Education campaign in Spain (+8.6% in 2011).

In 2011 the **currency exchange rate** has had a negative impact of 4.83 million Euros in the division's revenues (excluding this impact revenues would have grown by 12.9%), especially in Brazil (at constant currency, its revenues would have grown by 22.1%). In Q4 the currency exchange impact has been negative by 6.5 million Euros at revenue level (excluding this impact, revenues would have grown 23% vs Q4 2010)

The breakdown of revenue by geographic area was as follows:

January-December 2011


Other
13%
Brazil
35%
Mexico
12%
Colombia
3%
Chile
5%
Argentina
5%
Peru
3%
Spain & Port.
25%

January-December 2010


Other
14%
Brazil
31%
Mexico
12%
Colombia
3%
Chile
5%
Argentina
5%
Peru
3%
Spain & Port
28%

Radio

	JANUARY - DECEMBER			OCTOBER - DECEMBER		
RADIO	2011	2010	% Chg.	2011	2010	% Chg.
Revenues	**376,77**	**405,52**	**(7,1%)**	**107,30**	**117,93**	**(9,0%)**
Advertising	*325,61*	*342,94*	*(5,1%)*	*91,74*	*96,87*	*(5,3%)*
Others	*51,16*	*62,59*	*(18,3%)*	*15,56*	*21,06*	*(26,1%)*
EBITDA	**51,61**	**108,07**	**(52,2%)**	**9,10**	**40,10**	**(77,3%)**
% margin	13,7%	26,6%		8,5%	34,0%	
EBIT	**25,18**	**90,06**	**(72,0%)**	**(1,99)**	**34,89**	**(105,7%)**
% margin	6,7%	22,2%		(1,9%)	29,6%	
One-offs in operating expenses	**35,42**	**0,25**		**17,92**	**0,25**	
Redundancies	35,42	0,25		17,92	0,25	
Adjusted EBITDA	**87,02**	**108,32**	**(19,7%)**	**27,02**	**40,35**	**(33,0%)**
% adjusted margin	23,1%	26,7%		25,2%	34,2%	
Adjusted EBIT	**60,60**	**90,32**	**(32,9%)**	**15,93**	**35,15**	**(54,7%)**
% adjusted margin	16,1%	22,3%		14,8%	29,8%	

In 2011, **revenues from the Radio division** have reached 376.77 million Euros, down 7.1% vs 2010, mainly on the back of lower advertising revenues in **Spain** (-10.3%) and despite the improvement in LatAm (+5.4%), led by Colombia (+8.6%), and Chile (+7.8%).

2010 results were impacted by the football World Cup (until August 2010) and the Colombia general elections (in May and June 2010)

The breakdown of revenue by geographic area is as follows:

January-December 2011


Latam
34%
Spain
66%

January-December 2010


Latam
32%
Spain
68%

EBITDA was negatively impacted by the restructuring costs which reached 17.92 million Euros in the quarter (35.42 million Euros in the year). Excluding the restructuring costs impact, adjusted EBITDA would have fallen by 19.7%, a larger fall than the 11.7% observed as at September 2011.

Press

PRESS*	JANUARY - DECEMBER 2011	2010	% Chg.	OCTOBER - DECEMBER 2011	2010	% Chg.
Revenues	**390,01**	**420,35**	**(7,2%)**	**96,95**	**112,84**	**(14,1%)**
Advertising	*147,85*	*172,77*	*(14,4%)*	*44,23*	*53,13*	*(16,8%)*
Circulation	*172,37*	*184,31*	*(6,5%)*	*40,22*	*44,18*	*(9,0%)*
Add-ons and others	*69,80*	*63,26*	*10,3%*	*12,51*	*15,53*	*(19,5%)*
EBITDA	**40,05**	**57,86**	**(30,8%)**	**17,73**	**26,58**	**(33,3%)**
% margin	10,3%	13,8%		18,3%	23,6%	
EBIT	**16,48**	**42,30**	**(61,0%)**	**3,29**	**20,98**	**(84,3%)**
% margin	4,2%	10,1%		3,4%	18,6%	
One-offs in operating expenses	**22,54**	**0,14**		**8,06**	**0,05**	
Redundancies	14,79	0,14		0,31	0,05	
Goodwill impairment	7,75			7,75		
Adjusted EBITDA	**54,84**	**58,00**	**(5,4%)**	**18,04**	**26,62**	**(32,2%)**
% adjusted margin	14,1%	13,8%		18,6%	23,6%	
Adjusted EBIT	**39,02**	**42,44**	**(8,0%)**	**11,35**	**21,02**	**(46,0%)**
% adjusted margin	10,0%	10,1%		11,7%	18,6%	

* Includes distribution.

Press revenues fell by 7.2% in 2011 to 390.01 million Euros. Adjusting by the football World Cup impact, revenues would have fallen by 6.3%.

In 2011, in Spain's ***advertising market***, Press has been the hardest-hit sector. As a reflection of this, advertising revenues for Press have fallen -14.4% in the year, (with El País -17.0% and As -24.2%). Revenue from ***circulation*** fell by 6.5%, and the circulation of the newspapers broke down as follows:

	January- Dec 2011	January- Dec 2010	Chg. %
El País	365.118	370.080	(1,3%)
AS	198.758	211.553	(6,0%)
Cinco Días	31.304	31.337	(0,1%)

Source: OJD. 2011 figures not audited.

El País reduced its circulation figures in 2011 by -1.3% (compared to the -5.5% fall in 2010), **AS'** circulation fell by -6.0% (compared to a -1.7% fall in 2010, but showing an improvement vs September, when it was falling by -7.6%), and **Cinco Días** saw its circulation fall by- 0.1% (compared to a -6% fall in 2010).

Operating revenues also include 2011 revenues from tax deductions and subsidies for R&D and other special events, which offset the lower contribution of promotions, which have fallen by 15.3%.

EBITDA totaled 40.05 million Euros vs the 57.86 million of 2010. This is mainly due to the fall in the advertising market and circulation figures, as well as the restructuring costs, which have reached 14.79 million Euros in 2011 (although most of the restructuring effort took place in the first half of the year). Excluding the restructuring costs impact, Adjusted EBITDA would have fallen by 5.4%.

Additionally the Press division has registered **an impairment of Goodwill** of 7.75 million Euros, which do not have an impact at group level and which correspond to the goodwill generated with the transfer of the participation in Portuguese magazines.

Digital

The Group's digital business revenue for 2011 totaled 55.06 million Euros, a 6.7% increase over the same period last year (in line with the increase observed in the first nine months of the year

Advertising revenue in this area totaled 31.01 million Euros, a 19.1% increase over last year, showing an improvement vs the +16.8% of the first nine months of the year. Within Spain's advertising market, the online segment is the only one to have recorded significant growth in the first nine months of 2011.

The impetus the Group is placing on the entire digital area of each of its businesses is clearly reflected in **increased traffic**, which rose 25.3% on the year. The monthly average number of unique browsers of the Group's sites, in millions, changed as follows:


January-December 2010
January-December 2011
50,9
63,7
17,8
25,0
15,4
19,1
1,4
2,2
7,1
7,4
5,6
6,3
6,5
5,9
TOTAL
ELPAIS.com
AS.com
5Dias.com
Radio España
Radio Latam
Media Capital

Source: *Omniture site catalyst, Netscope, and Certifica.com.*

The Group continues to promote its digital development across business lines in all its units with a very consumer-oriented model to offer more appealing, valuable market options for advertisers and to sell products more suitably, besides seeking new business development lines.

Efficiency Plan

Since December 2010, Prisa has been undertaking an **efficiency plan** with the goal of right-sizing the company, rationalizing resources, and homogenizing and centralizing Group-wide processes. This restructuring plan involves a range of measures, such as outsourcing, a voluntary severance incentive program, and early retirements.

The restructuring plan has been completed in 2011, when the expenses registered for redundancies reached 77.2 million Euros.

Including the investments made on the back of reserves and from its inception, as of December 2011 the cost of redundancies has reached 94.8 million Euros, which should imply estimated annualized savings of 64.5 million Euros.

PRISA is the world's leading company in the cultural, educational, information and entertainment markets in Spanish and Portuguese, thanks to its multichannel offer of top quality products. It operates in 22 countries, reaching over 50 million users through its global brands, such as *El País*, 40 Principales, Canal+, Alfaguara and Santillana. As brand leader in mainstream press, free-to-air TV and pay TV, talk radio and music radio, education, and publishing, it is one of the most profitable media groups in the world, with an extraordinary range of assets.

For further information:

Grupo Prisa
Investor Relations Department
Gran Vía 32, 6ª Planta
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
E-mail: ir@prisa.com
www.prisa.com

APPENDIXES

Appendix I. BALANCE SHEET

€ Million	ASSETS 12/31/2011	ASSETS 12/31/2010
FIXED ASSETS	**6.178,70**	**6.293,49**
Property, plan and equipment	307,44	295,56
Goodwill	3.645,08	3.903,51
Intangible assets	331,26	360,51
Long term financial investments	121,69	70,61
Investment in associates	604,08	613,54
Deferred tax assets	1.166,69	1.046,03
Other non current assets	2,46	3,72
CURRENT ASSETS	**1.699,70**	**1.854,31**
Inventories	275,40	203,15
Accounts receivable	1.269,64	1.245,91
Short term financial investments	56,49	160,26
Cash & cash equivalents	98,16	244,99
ASSETS HELD FOR SALE	**0,13**	**3,65**
TOTAL ASSETS	**7.878,52**	**8.151,45**

€ Million	LIABILITIES 12/31/2011	LIABILITIES 12/31/2010
SHAREHOLDERS EQUITY	**2.218,04**	**2.650,19**
Issued capital	84,79	84,70
Reserves	1.991,39	2.007,70
Income attributable to the parent company	(451,22)	(72,87)
Minority interest	593,08	630,66
NON CURRENT LIABILITIES	**3.882,33**	**3.526,50**
Long term financial debt	3.176,49	2.931,19
Other long term financial liabilities	302,86	362,75
Deferred tax liabilities	30,41	28,56
Provisions	356,52	185,59
Other non current liabilities	16,05	18,41
CURRENT LIABILITIES	**1.778,16**	**1.974,77**
Short term financial debt	223,63	411,11
Other current financial liabilities	89,32	17,79
Trade accounts payable	1.180,07	1.234,85
Other short term liabilities	252,77	280,63
Accrual accounts	32,37	30,40
TOTAL LIABILITIES	**7.878,52**	**8.151,45**

Appendix II. TOTAL NET FINANCIAL POSITION

€ Million NET DEBT	12/31/2011	12/31/2010
Prisa (includes Media Capital)	3.200,93	3.069,14
Prisa TV	44,53	(132,09)
Net financial debt	**3.245,46**	**2.937,05**
Other financial debt	288,11	275,74
Total net debt	**3.533,58**	**3.212,79**

The "Other financial debt" item includes 110.916 million euros in liability from the obligation generated by the annual preferred dividend commitment to DLJ, as well as 177.197 million euros in liability for the present value of the dividend owed to holders of the convertible non-voting shares that the company issued as part of the operation to strengthen its capital base.

Appendix III. BREAKDOWN OF INVESTMENTS

€ Million	CAPEX 2011	Long term financial investments 2011	TOTAL 2011
Audiovisual	**116,38**	**10,37**	**126,75**
Prisa TV	107,82	7,12	114,94
Media Capital	8,56	3,25	11,81
Education- Publishing	**67,45**	**---**	**67,45**
Radio	**8,13**	**0,43**	**8,56**
Radio in Spain	2,86	0,43	3,29
International Radio	5,11	---	5,11
Music	0,16	---	0,16
Press	**3,71**	**0,33**	**4,04**
El País	2,26	---	2,26
AS	0,72	---	0,72
Cinco Días	0,17	---	0,17
Others	0,57	0,33	0,90
Others	**22,31**	**0,83**	**23,14**
Digital	19,38	0,13	19,51
Prisa	2,09	---	2,09
Other	0,85	0,70	1,54
Total	**217,98**	**11,95**	**229,93**

Prisa TV's Capex includes the acquisition of digital cards and decoders because of a change in the iPlus marketing model, from a sales model to one in which it is made available in exchange for a periodic fee. It also includes costs incurred in the processes of installing and activating new

subscribers and investments in new IT projects for the rendering of TV services. The capex in the **Education** area corresponds, not only to the investment in the production of text books, but also to the investments made in the Education systems which Santillana is commercializing in Latin America. Of note in the **Digital** area is the CAPEX investment to create a new digital multimedia platform to integrate content from the various business units, get better information about our consumers, and create new business models based on segmentation and serving networked communities.

Appendix IV. CASH FLOW STATEMENT

€ Million	12/31/2011	12/31/2010
EBITDA	**436,91**	**596,33**
Provisions	(45,17)	(37,21)
Change in working capital	(136,45)	9,86
Cash flow from operating activities	**255,29**	**568,98**
Capex	(217,98)	(206,01)
Financial investments	(11,95)	(16,16)
Disinvestments	5,71	59,34
Cash flow from investing activities	**(224,22)**	**(162,83)**
Interests paid	(124,39)	(124,79)
Dividends paid	(83,03)	(25,67)
Dividends received	26,46	-
Financing to associates	(46,89)	-
Warrants exercise	1,77	-
Other	(24,71)	(19,67)
Cash flow from financing activities	**(250,80)**	**(170,12)**
Taxes paid	(52,99)	(31,54)
Other	(37,44)	(45,15)
Cash flow	**(310,16)**	**159,33**
Sale of 10% of Media Capital	23,74	-
Sale of 25% Santillana	-	278,62
Sale ofCanal+ and Cuatro net of expenses	-	911,17
Capital increase net of expenses	-	575,83
Cash flow from special operations	**23,74**	**1.765,62**
Cash flow after special operations	**(286,42)**	**1.924,95**

The investment in working capital is due mainly to Prisa TV, and corresponds to extraordinary elements such as the sentences od ONO, Espanyol football club and Barcelona football club, the TVE canon, investment in decoders and payments of matured debt and promissory notes.

The increase in operating investments was mainly due to the fact that Canal+ changed the iPlus marketing model, to the investment in decoders, to investments in both text books and education systems in Santillana and to investment in creating a new digital platform.

Dividend payments in 2011 basically reflect payments to third parties by the Canal+ business. On the flipside, dividend income corresponds mainly to the 17.336% stake in Mediaset España.

Financing for subsidiaries includes a loan granted to the printing business.

Appendix V. BREAKDOWN OF OPERATING REVENUE

Below is a breakdown of pro forma operating revenue (treating Cuatro as a discontinuing operation in 2010) by business line, business unit and geographical origin:

V.I. By business line


January-December 2011
January-December 2010
33%
23%
26%
3%
6%
10%
32%
24%
22%
3%
6%
13%
Subscribers
Advertising
Books and Training
Audiovisual Production
Newspapers and magazines
Others

V.II. By business unit


January-December 2011
Press 14%
Audiovisual 46%
Education-Publishing 26%
Radio 14%


January-December 2010
Others 1%
Press 15%
Audiovisual 49%
Education-Publishing 23%
Radio 14%

Note. Most of the revenues in "Others" is compensated by the consolidation adjustments at Group level

V.III. By geographical origin

January-December 2011


32%
68%
Spain
International

January-December 2010


28%
73%

In 2011, 32.2% of revenue came from the international area (compared to 28.1% in 2010), of which 62.6% came from Santillana, 21.1% from Media Capital and the rest mostly from international radio.

In the international area, revenue by country was as follows:

January-December 2011


Others 12%
Peru 2%
Brasil 28%
Mexico 12%
Argentina 5%
Chile 7%
Colombia 11%
Portugal 23%

January-December 2010


Others 12%
Peru 2%
Brazil 25%
Mexico 12%
Argentina 5%
Chile 6%
Colombia 11%
Portugal 26%

Revenue from the international area includes a noteworthy contribution by Brazil and Portugal (51% of the total international). The international area as a whole maintained a strong growth rate, recording 10.8% growth in 2011, including strong growth in revenue from Latin America (up 15.9%).

Appendix VI. FINANCIAL DATA BY BUSINESS UNIT

VI.I. Operating revenue

OPERATING REVENUES	JANUARY - DECEMBER		
€ Million	2011	2010	% Chg.
Audiovisual	**1.241,19**	**1.372,40**	**(9,6%)**
Prisa TV *	1.011,28	1.133,99	(10,8%)
Subscribers	887,09	913,11	(2,8%)
Advertising	16,48	17,18	(4,1%)
Others	107,71	203,70	(47,1%)
Media Capital	224,36	249,01	(9,9%)
Consolidation Adjustments	5,55	(10,60)	152,4%
Education - Publishing	**720,39**	**642,25**	**12,2%**
Spain & Portugal	178,95	181,65	(1,5%)
Latam & USA	541,45	460,60	17,6%
Radio	**376,77**	**405,52**	**(7,1%)**
Radio in Spain	230,80	252,91	(8,7%)
International Radio	128,32	118,91	7,9%
Music	26,97	38,18	(29,4%)
Consolidation Adjustments	(9,31)	(4,48)	(107,8%)
Press	**390,01**	**420,35**	**(7,2%)**
El Pais	255,27	275,25	(7,3%)
AS	75,15	82,29	(8,7%)
Cinco Días	15,45	15,32	0,8%
Magazines	32,01	35,94	(10,9%)
Distribution	19,06	18,74	1,7%
Consolidation Adjustments	(6,92)	(7,20)	3,8%
Other Revenues	**101,60**	**96,93**	**4,8%**
Prisa Brand Solutions	22,78	21,21	7,4%
Others**	78,82	75,72	4,1%
Consolidation Adjustments	**(105,51)**	**(114,72)**	**8,0%**
TOTAL	**2.724,45**	**2.822,73**	**(3,5%)**

*Prisa TV includes the Pay TV and other related activities

** Others include mainly the activities from Head Quarters.

VI.II. Advertising

ADVERTISING	JANUARY - DECEMBER		
€ Million	2011	2010	% Chg.
Audiovisual	**153,55**	**166,80**	**(7,9%)**
Prisa TV	16,48	17,18	(4,1%)
Media Capital	137,08	149,62	(8,4%)
Radio	**325,61**	**342,94**	**(5,1%)**
Radio in Spain	204,37	225,04	(9,2%)
International Radio	120,84	114,61	5,4%
Music	0,63	3,45	(81,6%)
Consolidation Adjustments	(0,23)	(0,16)	(45,3%)
Press	**147,85**	**172,77**	**(14,4%)**
El Pais	107,56	126,27	(14,8%)
AS	20,36	23,75	(14,3%)
Cinco Días	8,11	8,74	(7,2%)
Magazines	12,23	14,28	(14,3%)
Consolidation Adjustments	(0,41)	(0,26)	(58,9%)
Others	**2,26**	**1,18**	**91,2%**
Consolidation Adjustments	**(9,20)**	**(9,99)**	**7,9%**
TOTAL	620,06	673,70	(8,0%)

VI.III. Operating expenses

OPERATING EXPENSES	JANUARY - DECEMBER		
€ Million	**2011**	**2010**	**% Chg.**
Audiovisual	**1.119,80**	**1.177,96**	**(4,9%)**
Prisa TV*	915,71	959,93	(4,6%)
Media Capital	207,52	220,00	(5,7%)
Consolidation Adjustments	(3,43)	(1,96)	(74,4%)
Education - Publishing	**616,41**	**536,79**	**14,8%**
Spain & Portugal	159,98	159,17	0,5%
Latam & USA	456,43	377,62	20,9%
Radio	**351,59**	**315,46**	**11,5%**
Radio in Spain	233,38	191,90	21,6%
International Radio	98,73	92,77	6,4%
Music	28,80	35,27	(18,4%)
Consolidation adjustments	(9,31)	(4,48)	(107,9%)
Press	**373,53**	**378,05**	**(1,2%)**
El Pais	246,34	247,03	(0,3%)
AS	60,88	68,23	(10,8%)
Cinco Dias	15,99	15,72	1,7%
Magazines	38,37	34,66	10,7%
Distribution	18,77	18,21	3,0%
Consolidation Adjustments	(6,81)	(5,81)	---
Other Expenses	**169,88**	**128,10**	**32,6%**
Prisa Brand Solutions	25,56	24,47	4,5%
Others**	144,32	103,63	39,3%
Consolidation Adjustments	**128,98**	**(49,79)**	---
TOTAL	**2.760,19**	**2.486,58**	**11,0%**

* Prisa TV includes the Pay TV and other related activities

** Others include mainly the activities from Head Quarters. Provisions for owned companies are excluded.

VI.IV. EBITDA

EBITDA	JANUARY - DECEMBER		
€ Million	**2011**	**2010**	**% Chg.**
Audiovisual	**234,69**	**308,78**	**(24,0%)**
% margin	**18,9%**	**22,5%**	
Prisa TV*	186,77	269,37	(30,7%)
% margin	18,5%	23,8%	
Media Capital	38,95	48,04	(18,9%)
% margin	17,4%	19,3%	
Consolidation Adjustments	8,98	(8,63)	—
Education - Publishing	**170,20**	**166,35**	**2,3%**
% margin	**23,6%**	**25,9%**	
Spain&Portugal	42,71	47,97	(11,0%)
% margin	23,9%	26,4%	
Latam & USA	127,49	118,38	7,7%
% margin	23,5%	25,7%	
Radio	**51,61**	**108,07**	**(52,2%)**
% margin	**13,7%**	**26,6%**	
Radio in Spain	16,17	71,14	(77,3%)
% margin	7,0%	28,1%	
International Radio	36,14	32,35	11,7%
% margin	28,2%	27,2%	
Music	(0,71)	4,58	(115,5%)
% margin	(2,6%)	12,0%	
Press	**40,05**	**57,86**	**(30,8%)**
% margin	**10,3%**	**13,8%**	
El Pais	20,55	38,56	(46,7%)
% margin	8,1%	14,0%	
AS	16,26	15,87	2,5%
% margin	21,6%	19,3%	
Cinco Dias	0,06	0,05	16,0%
% margin	0,4%	0,3%	
Magazines	2,21	2,00	10,0%
% margin	6,9%	5,6%	
Distribution	1,05	1,38	(23,9%)
% margin	5,5%	7,4%	
Others	**(59,63)**	**(44,71)**	**(33,3%)**
Prisa Brand Solutions	(2,23)	(1,63)	(36,2%)
% margin	(9,8%)	(7,7%)	
Others**	(57,40)	(43,08)	(33,2%)
TOTAL	**436,91**	**596,33**	**(26,7%)**
% margin	**16,0%**	**21,1%**	

* Prisa TV includes the Pay TV and other related activities

** Others include mainly Head Quarters.

VI.V. EBIT

EBIT	ENERO - DICIEMBRE		
€ Million	2011	2010	% Chg.
Audiovisual	**121,39**	**194,44**	**(37,6%)**
% margin	**9,8%**	**14,2%**	
Prisa TV*	95,57	174,06	(45,1%)
% margin	9,5%	15,3%	
Media Capital	16,84	29,01	(41,9%)
% margin	7,5%	11,6%	
Consolidation Adjustments	8,98	(8,63)	—
Education - Publishing	**103,99**	**105,46**	**(1,4%)**
% margin	**14,4%**	**16,4%**	
Spain&Portugal	18,97	22,48	(15,6%)
% margin	10,6%	12,4%	
Latam&USA	85,02	82,98	2,5%
% margin	15,7%	18,0%	
Radio	**25,18**	**90,06**	**(72,0%)**
% margin	**6,7%**	**22,2%**	
Radio in Spain	(2,58)	61,01	(104,2%)
% margin	(1,1%)	24,1%	
International Radio	29,59	26,14	13,2%
% margin	23,1%	22,0%	
Music	(1,83)	2,92	(162,6%)
% margin	(6,8%)	7,6%	
Press	**16,48**	**42,30**	**(61,0%)**
% margin	**4,2%**	**10,1%**	
El Pais	8,93	28,22	(68,4%)
% margin	3,5%	10,3%	
AS	14,28	14,06	1,6%
% margin	19,0%	17,1%	
Cinco Dias	(0,54)	(0,40)	(35,8%)
% margin	(3,5%)	(2,6%)	
Magazines	(6,35)	1,27	—
% margin	(19,8%)	3,5%	
Distribution	0,30	0,53	(44,0%)
% margin	1,6%	2,8%	
Others	**(302,77)**	**(96,11)**	**—**
Prisa Brand Solutions	(2,78)	(3,26)	14,7%
% margin	(12,2%)	(15,4%)	
Others**	(299,99)	(92,85)	—
TOTAL	**(35,74)**	**336,15**	**(110,6%)**
% margin	**(1,3%)**	**11,9%**	

* Prisa TV includes the Pay TV and other related activities

** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters. Provisions for owned companies are excluded.

Appendix VII. QUARTERLY FINANCIAL DATA BY BUSINESS UNIT

VII.I. Operating revenue

OPERATING REVENUES	2011*				2010*				%Chg.2011/2010			
€ Million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Audiovisual	**313,87**	**319,24**	**287,49**	**310,79**	**368,07**	**331,14**	**302,30**	**382,89**	**(11,9%)**	**(3,6%)**	**(1,6%)**	**(18,8%)**
Prisa TV	254,21	252,00	250,02	255,05	300,92	266,32	250,28	316,48	(15,5%)	(5,4%)	(0,1%)	(19,4%)
Subscribers	224,88	223,32	215,14	223,76	234,42	231,03	223,23	224,44	(4,1%)	(3,3%)	(3,6%)	(0,3%)
Advertising	4,20	4,32	2,86	5,10	3,96	5,15	3,18	4,90	6,3%	(16,2%)	(10,1%)	4,1%
Others	25,13	24,36	32,03	26,19	62,54	30,14	23,88	87,14	(59,8%)	(19,2%)	34,1%	(69,9%)
Media Capital	53,55	64,46	49,27	57,08	55,24	65,21	52,37	76,19	(3,1%)	(1,2%)	(5,9%)	(25,1%)
Consolidation Adjustments	5,91	2,78	(1,80)	(1,33)	(0,09)	(0,39)	(0,34)	(9,77)	—	—	—	86,4%
Education - Publishing	**186,78**	**133,23**	**229,82**	**171,56**	**164,76**	**135,30**	**197,40**	**144,79**	**12,8%**	**(1,5%)**	**16,4%**	**18,5%**
Spain & Portugal	6,09	54,29	117,81	0,76	16,07	53,22	107,35	5,01	(62,1%)	2,0%	9,7%	(84,9%)
Latam & USA	179,69	78,94	112,02	170,80	148,69	82,08	90,06	139,77	20,8%	(3,8%)	24,4%	22,2%
Radio	**83,42**	**101,83**	**84,43**	**107,30**	**83,38**	**114,09**	**90,13**	**117,82**	**0,0%**	**(10,8%)**	**(6,3%)**	**(9,0%)**
Radio in Spain	56,89	67,19	45,02	61,70	56,92	72,90	49,81	73,28	(0,1%)	(7,8%)	(9,6%)	(15,8%)
International Radio	26,29	31,50	33,13	37,40	21,99	31,28	30,27	35,37	19,5%	0,7%	9,5%	5,7%
Music	2,89	4,91	8,19	10,98	5,67	10,70	10,72	11,08	(49,0%)	(54,1%)	(23,7%)	(0,9%)
Consolidation Adjustments	(2,65)	(1,97)	(1,91)	(2,78)	(1,21)	(0,80)	(0,67)	(1,81)	(119,8%)	(146,7%)	(184,1%)	(54,1%)
Press	**108,76**	**103,28**	**80,03**	**98,85**	**100,70**	**114,56**	**92,26**	**112,84**	**8,0%**	**(9,8%)**	**(13,3%)**	**(14,1%)**
El Pais	75,53	65,65	50,18	63,91	67,05	76,65	54,95	76,61	12,6%	(14,3%)	(8,7%)	(16,6%)
AS	18,85	20,93	17,66	17,71	18,49	21,24	23,85	18,72	2,0%	(1,4%)	(26,0%)	(5,4%)
Cinco Dias	4,27	4,80	2,80	3,58	3,92	4,31	3,03	4,06	8,9%	11,4%	(7,7%)	(11,8%)
Magazines	8,02	8,43	6,40	9,17	8,37	8,53	7,40	11,64	(4,2%)	(1,2%)	(13,5%)	(21,3%)
Distribution	4,49	4,89	4,76	4,92	4,26	5,07	4,44	4,97	5,2%	(3,6%)	7,3%	(0,9%)
Consolidation Adjustments	(1,41)	(1,42)	(1,77)	(2,33)	(1,40)	(1,23)	(1,41)	(3,16)	(0,5%)	(14,9%)	(25,6%)	26,1%
Other Revenues	**25,60**	**26,56**	**25,60**	**23,84**	**16,12**	**27,20**	**22,87**	**30,76**	**58,8%**	**(2,4%)**	**11,9%**	**(22,5%)**
Prisa Brand Solutions	6,30	6,07	6,03	4,38	2,97	9,21	3,72	5,31	112,5%	(34,2%)	62,3%	(17,5%)
Others	19,30	20,49	19,57	19,46	13,15	17,98	19,15	25,43	46,8%	13,9%	2,2%	(23,5%)
Consolidation adjustments	**(27,52)**	**(24,37)**	**(28,11)**	**(24,61)**	**(12,80)**	**(21,81)**	**(25,60)**	**(54,61)**	**(115,1%)**	**(11,8%)**	**(13,7%)**	**55,0%**
TOTAL	690,93	659,84	687,75	685,93	708,33	700,64	678,08	734,88	(2,5%)	(5,8%)	1,3%	(6,8%)

*Distribution has been consolidated into Press.

VII.II. Advertising

ADVERTISING € Million	2011				2010				%Chg.2011/2010			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Audiovisual	**35,32**	**43,87**	**31,89**	**42,47**	**36,47**	**45,95**	**35,03**	**49,36**	**(3,1%)**	**(4,5%)**	**(9,0%)**	**(14,0%)**
Prisa TV	4,20	4,32	2,86	5,10	3,96	5,15	3,18	4,89	6,3%	(16,2%)	(10,2%)	4,2%
Media Capital	31,12	39,55	29,03	37,37	32,51	40,79	31,85	44,47	(4,3%)	(3,0%)	(8,8%)	(15,9%)
Radio	**74,13**	**87,67**	**72,08**	**91,74**	**73,45**	**98,49**	**74,13**	**96,87**	**0,9%**	**(11,0%)**	**(2,8%)**	**(5,3%)**
Radio in Spain	49,54	58,37	40,58	55,89	51,55	67,10	43,96	62,44	(3,9%)	(13,0%)	(7,7%)	(10,5%)
International Radio	24,50	29,14	31,54	35,65	21,27	30,23	29,39	33,72	15,2%	(3,6%)	7,3%	5,7%
Music	0,12	0,27	0,05	0,19	0,64	1,22	0,83	0,76	(80,7%)	(78,2%)	(93,5%)	(75,1%)
Consolidation adjustments	(0,04)	(0,10)	(0,09)	0,01	(0,00)	(0,06)	(0,05)	(0,05)	—	(72,1%)	(100,0%)	112,8%
Press	**36,36**	**41,72**	**25,53**	**44,23**	**39,74**	**51,11**	**28,79**	**53,13**	**(8,5%)**	**(18,4%)**	**(11,3%)**	**(16,8%)**
El Pais	26,51	30,53	18,47	32,06	30,27	37,11	20,15	38,74	(12,4%)	(17,7%)	(8,4%)	(17,3%)
AS	4,66	5,59	4,04	6,06	4,61	7,41	4,75	6,98	1,1%	(24,5%)	(15,0%)	(13,1%)
Cinco Dias	2,31	2,37	1,35	2,09	2,23	2,59	1,44	2,47	3,5%	(8,7%)	(6,3%)	(15,6%)
Magazines	2,98	3,26	1,83	4,16	2,87	3,86	2,43	5,11	3,7%	(15,7%)	(24,6%)	(18,6%)
Consolidation adjustments	(0,10)	(0,02)	(0,15)	(0,14)	(0,24)	0,14	0,01	(0,17)	59,9%	(115,1%)	—	18,6%
Others	**0,59**	**0,63**	**0,55**	**0,49**	**0,55**	**0,21**	**0,06**	**0,36**	**7,8%**	**—**	**—**	**35,7%**
Consolidation adjustments	**(2,39)**	**(2,04)**	**(2,22)**	**(2,55)**	**(1,70)**	**(1,64)**	**(2,36)**	**(4,29)**	**(40,6%)**	**(24,4%)**	**5,9%**	**40,6%**
TOTAL	144,01	171,86	127,82	176,38	148,51	194,12	135,64	195,43	(3,0%)	(11,5%)	(5,8%)	(9,7%)

VII.III. Operating expenses

OPERATING EXPENSES	2011*				2010*				%Chg.2011/2010			
€ Million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Audiovisual	**303,56**	**270,18**	**247,64**	**288,52**	**305,88**	**284,86**	**249,08**	**338,52**	**(0,7%)**	**(5,1%)**	**(0,6%)**	**(11,8%)**
Prisa TV	254,16	218,45	201,92	241,17	253,78	231,28	200,40	274,47	0,1%	(5,5%)	0,8%	(12,1%)
Media Capital	49,58	51,84	47,42	58,68	52,00	53,78	49,04	65,19	(4,7%)	(3,6%)	(3,3%)	(10,0%)
Consolidation adjustments	(0,19)	(0,10)	(1,80)	(1,33)	(0,09)	(0,39)	(0,34)	(1,14)	(101,1%)	73,7%	—	(17,2%)
Education - Publishing	**135,98**	**137,48**	**173,67**	**169,27**	**117,64**	**132,18**	**147,00**	**140,07**	**16,7%**	**4,0%**	**18,1%**	**20,8%**
Spain & Portugal	26,91	43,85	70,76	18,46	28,47	43,97	64,64	22,09	(5,5%)	(0,3%)	9,5%	(16,4%)
Latam & USA	109,07	93,63	102,91	150,81	89,07	88,21	82,36	117,98	22,5%	6,1%	25,0%	27,8%
Radio	**73,57**	**86,02**	**83,72**	**109,28**	**70,46**	**83,88**	**78,12**	**83,03**	**4,4%**	**1,4%**	**7,2%**	**31,6%**
Radio in Spain	49,31	57,83	52,00	74,23	45,02	51,50	43,95	51,43	9,5%	12,3%	18,3%	44,3%
International Radio	23,49	22,99	25,38	26,87	20,89	23,94	24,39	23,55	12,5%	(4,0%)	4,0%	14,1%
Music	3,41	6,16	8,26	10,97	5,75	9,22	10,45	9,85	(40,6%)	(33,1%)	(21,0%)	11,3%
Consolidation adjustments	(2,65)	(1,97)	(1,91)	(2,78)	(1,21)	(0,80)	(0,67)	(1,80)	(119,5%)	(147,2%)	(184,2%)	(54,1%)
Press	**110,30**	**90,30**	**79,28**	**93,66**	**95,68**	**101,07**	**89,46**	**91,86**	**15,3%**	**(10,7%)**	**(11,4%)**	**2,0%**
El Pais	78,04	59,69	52,39	56,23	62,75	66,47	56,62	61,19	24,4%	(10,2%)	(7,5%)	(8,1%)
AS	15,86	15,87	14,20	14,95	16,84	18,14	18,58	14,68	(5,8%)	(12,5%)	(23,5%)	1,8%
Cinco Dias	4,91	3,86	3,40	3,82	4,08	4,12	3,70	3,83	20,5%	(6,3%)	(8,2%)	(0,1%)
Magazines	8,45	7,30	6,57	16,05	8,71	8,23	7,60	10,13	(2,9%)	(11,3%)	(13,5%)	58,4%
Distribution	4,42	4,44	4,75	5,16	4,14	4,66	4,44	4,98	6,8%	(4,7%)	7,1%	3,5%
Consolidation adjustments	(1,38)	(0,85)	(2,04)	(2,54)	(0,83)	(0,54)	(1,49)	(2,95)	(66,9%)	(57,8%)	(36,6%)	13,9%
Other Expenses	**40,90**	**39,14**	**38,88**	**50,97**	**22,24**	**32,50**	**34,93**	**38,44**	**83,9%**	**20,4%**	**11,3%**	**32,6%**
Prisa Brand Solutions	6,54	6,26	6,55	6,21	2,73	8,69	5,83	7,22	140,0%	(28,0%)	12,4%	(14,1%)
Others	34,36	32,88	32,33	44,76	19,51	23,81	29,10	31,21	76,1%	38,1%	11,1%	43,4%
Consolidation adjustments	**(28,98)**	**(28,41)**	**(28,26)**	**210,83**	**(16,36)**	**(28,86)**	**(19,29)**	**14,52**	**(75,7%)**	**10,9%**	**(46,5%)**	**—**
TOTAL	**637,56**	**585,99**	**594,32**	**932,33**	**598,35**	**604,78**	**579,49**	**705,86**	**6,6%**	**(1,6%)**	**2,6%**	**32,1%**

*Distribution has been consolidated into Press

VII.IV. EBITDA

EBITDA	2011*				2010*				%Chg.2011/2010			
€ Million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Audiovisual	**34,82**	**74,38**	**76,76**	**48,88**	**78,83**	**73,86**	**79,29**	**76,71**	**(65,7%)**	**0,8%**	**(4,5%)**	**(36,3%)**
% margin	**11,1%**	**23,3%**	**26,6%**	**16,0%**	**22,1%**	**22,3%**	**26,2%**	**20,0%**				
Prisa TV	21,86	55,83	70,50	38,57	72,60	59,31	72,76	64,71	(69,9%)	(5,9%)	(3,1%)	(40,4%)
% margin	8,6%	22,2%	28,2%	15,1%	24,1%	22,3%	29,1%	20,4%				
Media Capital	6,96	15,65	5,25	11,09	6,23	14,64	6,53	20,63	11,6%	6,9%	(19,6%)	(46,3%)
% margin	13,0%	24,3%	10,7%	19,4%	11,3%	22,4%	12,5%	27,1%				
Consolidation Adjustments	6,10	2,88	(0,00)	(0,00)	0,00	0,00	(0,00)	(8,63)				
Education - Publishing	**62,81**	**16,23**	**86,51**	**6,86**	**63,79**	**19,44**	**84,88**	**8,16**	**16,8%**	**(21,6%)**	**1,8%**	**(30,8%)**
% margin	**33,8%**	**11,4%**	**37,8%**	**3,3%**	**32,6%**	**14,4%**	**43,0%**	**5,8%**				
Spain&Portugal	(18,20)	18,23	65,82	(23,14)	(12,54)	16,43	64,58	(20,50)	(45,2%)	11,0%	1,9%	(12,9%)
% margin	(298,7%)	33,6%	55,9%	(3054,4%)	(78,0%)	30,9%	60,2%	(408,9%)				
Latam&USA	81,01	(3,00)	20,69	28,792	66,33	3,01	20,40	28,65	22,1%	(199,9%)	1,4%	0,5%
% margin	45,1%	(3,8%)	18,5%	16,9%	44,6%	3,7%	22,7%	20,5%				
Radio	**14,82**	**22,80**	**5,09**	**9,10**	**16,76**	**34,67**	**16,63**	**40,10**	**(12,8%)**	**(34,2%)**	**(69,2%)**	**(77,3%)**
% margin	**17,6%**	**22,4%**	**6,0%**	**8,6%**	**20,1%**	**30,4%**	**18,3%**	**34,0%**				
Radio in Spain	10,64	13,57	(4,35)	(3,7)	13,97	23,85	8,42	24,90	(23,8%)	(43,1%)	(151,7%)	(114,8%)
% margin	18,7%	20,2%	(9,7%)	(6,0%)	24,5%	32,7%	16,9%	34,0%				
International Radio	4,18	10,22	9,39	12,35	2,50	8,95	7,42	13,48	67,3%	14,2%	26,5%	(8,4%)
% margin	15,9%	32,4%	28,3%	33,0%	11,4%	28,6%	24,5%	38,1%				
Music	(0,21)	(0,99)	0,05	0,44	0,29	1,87	0,692	1,722	(170,5%)	(152,8%)	(92,9%)	(74,6%)
% margin	(7,1%)	(20,2%)	0,6%	4,0%	5,1%	17,5%	6,5%	15,5%				
Press	**2,41**	**16,83**	**3,88**	**17,73**	**7,76**	**17,63**	**5,80**	**26,58**	**(68,9%)**	**(9,7%)**	**(32,6%)**	**(33,3%)**
% margin	**2,2%**	**14,8%**	**5,0%**	**18,3%**	**7,7%**	**16,6%**	**6,8%**	**24,2%**				
El Pais	(0,16)	8,26	0,41	12,05	6,47	12,45	0,74	18,90	(102,5%)	(33,7%)	(45,2%)	(36,3%)
% margin	(0,2%)	12,6%	0,8%	18,9%	9,6%	16,2%	1,4%	24,7%				
AS	3,32	5,38	3,78	3,79	1,84	3,38	5,62	5,03	80,6%	59,2%	(32,8%)	(24,6%)
% margin	17,6%	25,7%	21,4%	21,4%	9,9%	15,9%	23,6%	26,9%				
Cinco Dias	(0,56)	1,04	(0,5)	0,09	(0,11)	0,26	(0,57)	0,47	—	—	8,8%	(80,5%)
% margin	(13,1%)	21,8%	(18,5%)	2,5%	(2,7%)	6,0%	(18,7%)	11,5%				
Magazines	(0,38)	1,224	(0,12)	1,48	(0,27)	0,42	(0,12)	1,979	(39,8%)	193,5%	(0,0%)	(25,1%)
% margin	(4,8%)	14,5%	(1,8%)	16,2%	(3,3%)	4,9%	(1,6%)	17,0%				
Distribution	0,21	0,59	0,15	0,10	0,30	0,55	0,13	0,40	(30,0%)	7,3%	16,2%	(75,6%)
% margin	4,7%	12,1%	3,2%	2,0%	7,1%	10,8%	3,0%	8,0%				
Others	**(14,32)**	**(8,56)**	**(11,83)**	**(24,92)**	**(2,37)**	**3,23**	**(16,12)**	**(29,48)**	**—**	**—**	**26,8%**	**16,4%**
Prisa Brand Solutions	(0,10)	(0,06)	(0,38)	(1,69)	0,33	0,77	(1,73)	(1,00)	(132,0%)	(107,4%)	78,2%	(68,6%)
% margin	(1,7%)	(0,9%)	(6,2%)	(38,5%)	11,0%	8,4%	(46,6%)	(18,8%)				
Others	(14,22)	(8,50)	(11,46)	(23,23)	(2,69)	2,46	(14,4)	(28,5)	—	—	20,4%	18,4%
TOTAL	100,43	119,78	159,48	67,22	154,76	148,92	170,58	122,07	(35,1%)	(19,6%)	(6,5%)	(53,1%)
% margin	14,6%	18,2%	23,2%	8,3%	21,8%	21,3%	25,1%	16,8%				

*Distribution has been consolidated into Press.

VII.V. EBIT

EBIT	2011*				2010*				%Chg.2011/2010			
€ Million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Audiovisual	**10,11**	**49,05**	**49,95**	**12,28**	**50,38**	**46,48**	**53,21**	**44,38**	**(79,9%)**	**5,5%**	**(6,1%)**	**(72,3%)**
% margin	**3,2%**	**15,4%**	**16,8%**	**4,0%**	**14,1%**	**14,0%**	**17,6%**	**11,6%**				
Prisa TV	0,05	33,55	48,10	13,88	47,13	35,04	49,88	42,01	(99,9%)	(4,3%)	(3,6%)	(67,0%)
% margin	0,0%	13,3%	19,2%	5,4%	15,7%	13,2%	19,9%	13,3%				
Media Capital	3,97	12,62	1,85	(1,60)	3,25	11,43	3,33	11,00	22,4%	10,4%	(44,5%)	(114,6%)
% margin	7,4%	19,6%	3,7%	(2,8%)	5,9%	17,5%	6,4%	14,4%				
Consolidation Adjustments	6,10	2,88	(0,0)	0,00	0,00	0,00	0,00	(8,6)	—	—	—	—
Education - Publishing	**49,80**	**(4,25)**	**56,15**	**2,29**	**47,22**	**3,12**	**50,41**	**4,72**	**5,5%**	**—**	**11,4%**	**(51,5%)**
% margin	**26,8%**	**(3,2%)**	**24,4%**	**1,3%**	**28,7%**	**2,3%**	**25,5%**	**3,3%**				
Spain&Portugal	(20,82)	10,44	47,05	(17,70)	(12,40)	9,25	42,71	(17,08)	(68,0%)	12,9%	10,2%	(3,7%)
% margin	(341,6%)	19,2%	39,9%	(2336,4%)	(77,1%)	17,4%	39,8%	(340,6%)				
Latam&USA	70,62	(14,69)	9,11	19,99	59,62	(6,13)	7,70	21,79	18,5%	(139,6%)	18,2%	(8,3%)
% margin	39,3%	(18,6%)	8,1%	11,7%	40,1%	(7,5%)	8,6%	15,6%				—
Radio	**9,85**	**16,62**	**0,71**	**(1,99)**	**12,93**	**30,23**	**12,01**	**34,89**	**(23,8%)**	**(45,0%)**	**(94,1%)**	**(105,7%)**
% margin	**11,8%**	**16,3%**	**0,8%**	**(1,9%)**	**15,5%**	**26,5%**	**13,3%**	**29,6%**				
Radio in Spain	7,58	9,36	(6,98)	(12,53)	11,90	21,40	5,86	21,84	(36,3%)	(56,3%)	—	(157,4%)
% margin	13,3%	13,9%	(15,5%)	(20,3%)	20,9%	29,4%	11,8%	29,8%				
International Radio	2,79	8,51	7,76	10,53	1,11	7,34	5,88	11,81	151,5%	16,0%	32,0%	(10,9%)
% margin	10,6%	27,0%	23,4%	28,2%	5,0%	23,5%	19,4%	33,4%				
Music	(0,52)	(1,26)	(0,07)	0,01	(0,08)	1,49	0,27	1,24	—	—	(124,9%)	(98,8%)
% margin	(18,0%)	(25,6%)	(0,8%)	0,1%	(1,3%)	13,9%	2,5%	11,2%				
Press	**(0,54)**	**12,98**	**0,76**	**3,29**	**5,02**	**13,49**	**2,81**	**20,98**	**(110,8%)**	**(3,8%)**	**(73,1%)**	**(84,3%)**
% margin	**(0,6%)**	**12,1%**	**0,9%**	**3,4%**	**5,1%**	**11,9%**	**3,2%**	**19,4%**				
El Pais	(2,51)	5,97	(2,21)	7,67	4,30	10,18	(1,68)	15,41	(158,2%)	(41,4%)	(31,7%)	(50,2%)
% margin	(3,3%)	9,1%	(4,4%)	12,0%	6,4%	13,3%	(3,1%)	20,1%				
AS	2,99	5,07	3,46	2,76	1,65	3,11	5,27	4,03	81,4%	63,3%	(34,5%)	(31,5%)
% margin	15,8%	24,2%	19,6%	15,6%	8,9%	14,6%	22,1%	21,6%				
Cinco Dias	(0,64)	0,94	(0,60)	(0,24)	(0,15)	0,19	(0,67)	0,24	—	—	10,6%	—
% margin	(14,9%)	19,5%	(21,4%)	(6,8%)	(3,8%)	4,3%	(22,1%)	5,8%				
Magazines	(0,43)	1,13	(0,17)	(6,88)	(0,34)	0,30	(0,20)	1,51	(29,2%)	—	13,9%	—
% margin	(5,4%)	13,4%	(2,7%)	(75,0%)	(4,0%)	3,5%	(2,7%)	13,0%				
Distribution	0,07	0,45	0,01	(0,23)	0,13	0,41	0,00	(0,01)	(45,0%)	8,5%	—	—
% margin	1,5%	9,2%	0,2%	(4,8%)	3,0%	8,2%	0,0%	(0,3%)				
Others	**(15,84)**	**(10,54)**	**(14,13)**	**(262,27)**	**(3,57)**	**2,55**	**(18,79)**	**(76,29)**	**—**	**—**	**24,8%**	**—**
Prisa Brand Solutions	(0,24)	(0,20)	(0,52)	(1,83)	0,24	0,52	(2,11)	(1,91)	—	(137,6%)	75,5%	4,3%
% margin	(3,8%)	(3,2%)	(8,6%)	(41,7%)	8,1%	5,6%	(56,8%)	(35,9%)				
Others	(15,60)	(10,34)	(13,61)	(260,44)	(3,81)	2,03	(16,68)	(74,38)	—	—	18,4%	—
TOTAL	53,38	63,85	93,43	(246,40)	111,98	95,88	99,65	28,66	(52,3%)	(33,4%)	(6,2%)	—
% margin	7,7%	9,7%	13,6%	-35,9%	15,6%	13,7%	14,7%	9,6%				

*Distribution has been consolidated into Press.

Appendix VIII. OTHER SIGNIFICANT EVENTS

1) Prisa signed an agreement with PortQuay West I B.V., a company controlled by Miguel Paes do Amaral, for the **sale of 10% of Media Capital** for 34.99 million euros (4.14 euros per share), 70% of that sum having been paid and the other 30% to be paid at a later date. Miguel Paes can increase his stake in the company by an additional 19.69% at the same price within one year. If this option is not exercised, Prisa has the right to recover the currently sold shares.

2) Canal+ acquired the broadcast rights to the **UEFA Champions League** and **UEFA Super Cup** for three seasons starting in August 2012.

3) In 2011, as a result of the partial implementation of **the monetary capital increase**, Prisa increased its capital with 883,138 shares of class A common stock, corresponding to the first twelve Prisa warrant exercise periods (exercise of 883,138 warrants at a price of 2 euros per share).

   Also in 2011, **conversion rights** were exercised to convert a total of 14,776,160 class B shares into an equal number of class A shares.

4) Prisa has paid a gross dividend of 0.014863 euros per non-voting convertible class B share corresponding to 2010 earnings. This gross total comes from a pro-rata of the minimum annual dividend (€0.175), bearing in mind the issue date of these shares (Dec 1, 2010). The corresponding taxes have been deducted from the dividend total and the payment has been made on September 29, 2011 to all holders of class B shares at close of session on September 28, 2011.

5) **The No. 36 First Instance Court of Madrid** submitted in June, 2010 the temporary execution of the sentence passed in March this year, currently pending appeal before the Provincial Courts of Madrid, obliging Mediapro to pay 105 million euros to AVS, a subsidiary of Sogecable, plus 31 million in interest and expenses of the process and to deliver the rights of football clubs in the First and Second division of the Spanish League to AVS.

   Following the declaration of insolvency and bankruptcy proceedings by Mediapro, which suspended the execution of the aforementioned Judgement, AVS has called in insolvency proceedings the restitution of audiovisual rights for football clubs. Insolvency administrators rejected the request. The petition was re-presented to the Judge in charge of the process, who also rejected the request. AVS has lodged a notice of appeal which is pending resolution before the Provincial Courts of Barcelona. Simultaneously, AVS has subsidiarily reported the pecuniary equivalent credit of the refund in the amount of 122 million euros which the insolvency administrators have recognized so far with contingent character. The Court has rejected AVS petition of considering them as ordinary being pending the resolution by the Provincial Court of Barcelona.

   Finally, the total amount of credits that the insolvency administrators have recognized to AVS stands at over 330 million euros (97.3 as ordinary credit, 7.6 as a subordinate and 225 as contingent loans - which includes, as well as the aforementioned 122 million, the total corresponding to the very claim that resulted in the sentence, for the period of February 2008 to June 2009). This recognition is not firm, because there are several unresolved bankruptcy incidents on the credit rating, which AVS claims as ordinary in front of the Provincial Court of Barcelona, once the Court has initially rejected AVS petition.

   On December 23rd 2011, the Mercantile Court num.7 of Barcelona pronounced a sentence rejecting the opposition formulated by AVS, and approved the advanced proposal of agreement and ceasing the effects of insolvency. AVS has presented an appeal against the sentence of the Mercantile Court Num.7 of Barcelona, and simultaneously against all the

resolutions issued during the Agreement, which according to the Solvency Law , are appealable in the current procedural phase, and which have rejected the incidents issued by AVS and destined to the correct integration of the asset and liability masses in the Insolvency process. These appeals are currently pending a solution by the Provincial Court of Barcelona.

6) PRISA announced in December 2011 the successful completion of the refinancing agreements of its financial debt, including the Syndicated Loan of May 19th, 2006, the Bridge Loan of December 20th, 2007, the Subordinated debt of December 20th, 2007 and a series of bilateral loans, which finished its formalization on the first days of January 2012.
The conditions of this refinancing agreement were the following:
   a. The **Syndicated loan** was transformed into a *Bullet* loan, with maturity on March 19th, 2014. In addition, pending completion of certain actions, such as the issuance of a bond, the maturity could be further extended to December 19th, 2014.
   b. The maturity of the **Bridge loan**, which counts with no partial amortizations, and the **bilateral loans**, extend their maturity to January 15th, 2015. Also pending the completion of the same actions as in the syndicated loan, the maturity can be extended to September 19th, 2015.
   c. **The Subordinated loan** extends its maturity to January 16th, 2015 and September 20th, 2015, once the conditions to extend the other loans are met.

7) With the approval of the refinancing process, the mechanisms for the exercise of 75 million warrants by Timón, PRISA's reference shareholder, Mr. Martin Franklin, and Mr. Nicolas Berggruen, for the amount of 150,000,000 Euros into shares of Prisa, was activated. With the formalization and exercise of the warrants, the new terms of PRISA's debt come into effect.

Appendix IX. GROUP STRUCTURE

The Prisa Group's business activities are organized into the following groupings: **Audiovisual**, **Education- Publishing**, **Radio** and **Press.** Its **Digital** activity operates across all of these areas and supports this structure:

Audiovisual	Education	Radio	Press
· Prisa TV	· Education	· Radio in Spain	· El País
· Media Capital*	· General Publishing	· International Radio	· As
		· Gran Vía Musical	· Cinco Días
			· Magazines
			· Distribution

As of 3Q 2011, the Distribution business is included in the Press division. In In addition, the Group has other business activities such as Ad Sales and Printing (Dédalo).

* Media Capital is included in the Audiovisual division because, although it includes other activities, most of its revenue comes from TVI (free-to-air television) and Plural (audiovisual production).

Appendix X. Pro forma reconciliation between EBITDA and EBIT for 2011 and 2010.

EBITDA as presented herein is an additional measurement of earnings that is not required by IFRS and is not presented in accordance with those standards. For that reason, below is a reconciliation between the EBITDA and the EBIT as required by IFRS:

(Thousands of euros)	JANUARY-DECEMBER	
GRUPO PRISA	**2011**	**2010**
Adjusted EBITDA	**436.914**	**596.331**
Depreciation and amortization charge	(171.331)	(170.363)
Variation in operating allowances	(45.171)	(37.210)
Impairment losses of assets	(3.204)	(1.427)
Impairment losses of goodwill	(252.944)	(51.179)
Profit from operations	**(35.736)**	**336.152**

AUDIOVISUAL	**2011**	**2010**
Adjusted EBITDA	**234.694**	**308.777**
Depreciation and amortization charge	(95.515)	(100.112)
Variation in operating allowances	(8.036)	(11.095)
Impairment losses of assets	(4)	2.234
Impairment losses of goodwill	(9.750)	(5.367)
Profit from operations	**121.389**	**194.437**

Prisa TV	**2011**	**2010**
Adjusted EBITDA	**186.765**	**269.372**
Depreciation and amortization charge	(83.715)	(87.938)
Variation in operating allowances	(7.478)	(9.635)
Impairment losses of assets	0	2.265
Impairment losses of goodwill	0	0
Profit from operations	**95.572**	**174.064**

Media Capital	**2011**	**2010**
Adjusted EBITDA	**38.952**	**48.037**
Depreciation and amortization charge	(11.800)	(12.174)
Variation in operating allowances	(558)	(1.460)
Impairment losses of assets	(4)	(31)
Impairment losses of goodwill	(9.750)	(5.367)
Profit from operations	**16.840**	**29.005**

Other	**2011**	**2010**
Adjusted EBITDA	**8.977**	**(8.632)**
Depreciation and amortization charge	0	0
Variation in operating allowances	0	0
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**8.977**	**(8.632)**

(Thousands of euros)

EDUCATION	JANUARY-DECEMBER 2011	JANUARY-DECEMBER 2010
Adjusted EBITDA	**170.198**	**166.347**
Depreciation and amortization charge	(44.816)	(41.714)
Variation in operating allowances	(18.205)	(15.844)
Impairment losses of assets	(3.191)	(3.329)
Impairment losses of goodwill	0	0
Profit from operations	**103.986**	**105.460**

RADIO	2011	2010
Adjusted EBITDA	**51.605**	**108.065**
Depreciation and amortization charge	(14.664)	(14.328)
Variation in operating allowances	(11.757)	(3.673)
Impairment losses of assets	(1)	0
Impairment losses of goodwill	0	0
Profit from operations	**25.183**	**90.064**

Radio in Spain	2011	2010
Adjusted EBITDA	**16.173**	**71.137**
Depreciation and amortization charge	(8.905)	(7.802)
Variation in operating allowances	(9.848)	(2.329)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**(2.580)**	**61.006**

International Radio	2011	2010
Adjusted EBITDA	**36.142**	**32.347**
Depreciation and amortization charge	(4.658)	(4.868)
Variation in operating allowances	(1.889)	(1.340)
Impairment losses of assets	(1)	0
Impairment losses of goodwill	0	0
Profit from operations	**29.594**	**26.139**

Other	2011	2010
Adjusted EBITDA	**(710)**	**4.581**
Depreciation and amortization charge	(1.101)	(1.658)
Variation in operating allowances	(20)	(4)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**(1.831)**	**2.919**

(Thousands of euros)	JANUARY-DECEMBER	
PRESS	**2011**	**2010**
Adjusted EBITDA	**40.047**	**57.859**
Depreciation and amortization charge	(9.915)	(9.957)
Variation in operating allowances	(5.907)	(4.255)
Impairment losses of assets	(7.745)	0
Impairment losses of goodwill	0	(1.351)
Profit from operations	**16.480**	**42.296**
El País	**2011**	**2010**
Adjusted EBITDA	**20.551**	**38.562**
Depreciation and amortization charge	(8.213)	(8.443)
Variation in operating allowances	(3.413)	(1.898)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**8.925**	**28.221**
AS	**2011**	**2010**
Adjusted EBITDA	**16.264**	**15.865**
Depreciation and amortization charge	(608)	(390)
Variation in operating allowances	(1.379)	(1.416)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**14.277**	**14.059**
Cinco Días	**2011**	**2010**
Adjusted EBITDA	**58**	**50**
Depreciation and amortization charge	(285)	(228)
Variation in operating allowances	(315)	(221)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**(542)**	**(399)**
Distribution	**2011**	**2010**
Adjusted EBITDA	**1.048**	**1.378**
Depreciation and amortization charge	(631)	(630)
Variation in operating allowances	(121)	(219)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**296**	**529**
Other	**2011**	**2010**
Adjusted EBITDA	**2.126**	**2.004**
Depreciation and amortization charge	(178)	(266)
Variation in operating allowances	(679)	(501)
Impairment losses of assets	(7.745)	0
Impairment losses of goodwill	0	(1.351)
Profit from operations	**(6.476)**	**(114)**

OTHER	**2011**	**2010**
Adjusted EBITDA	**(59.630)**	**(44.717)**
Depreciation and amortization charge	(6.421)	(4.252)
Variation in operating allowances	(1.266)	(2.343)
Impairment losses of assets	7.737	(332)
Impairment losses of goodwill	(243.194)	(44.461)
Profit from operations	**(302.774)**	**(96.105)**

Disclaimer

In addition to figures prepared in accordance with IFRS, PRISA presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt, among others. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. For further information relevant to the interpretation of these terms, please refer to the "Reconciliation Section" of this document.

This document may contain "forward-looking statements" as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements about the financial conditions, results of operations, earnings outlook and prospects of the Company. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are based on management's current expectations and are inherently subject to uncertainties and changes in circumstance and their potential effects and each speaks only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated.

These forward-looking statements are typically identified by words such as "plan," "believe," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project," "continue," "could," "may," "might," "possible," "potential," "predict," "should," "would" and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in our filings with the Securities and Exchange Commission under "Risk Factors".

ANNEX I

GENERAL

2nd	HALF-YEARLY FINANCIAL REPORT FOR YEAR	2011

CLOSING DATE OF PERIOD 12/31/2011

I. IDENTIFICATION DATA

Registered Company name: PROMOTORA DE INFORMACIONES, S.A.

Registered address:	Tax ID no. (CIF)
GRAN VÍA, 32 - 6ª planta	A28297059

II. SUPPLEMENTARY INFORMATION TO PREVIOUSLY RELEASED PERIODIC INFORMATION

Explanation of the main modifications with respect to the previously released periodic information:

(complete only in the situations indicated in section B) of the instructions)

In accordance with IFRS 5 and for comparative purposes, the free-to-air TV business (Cuatro) was classified as a discontinued operation in the interim consolidated income statement to calculate the second half of 2010.

III. DECLARATION/(S) BY THE PERSONS RESONSIBLE FOR THE INFORMATION

To the best of our knowledge, the summary annual financial statements submitted here, prepared according to the applicable accounting principles, give a true and fair view of equity, of the financial position and of the results of the issuer, or of the companies included in the consolidation taken as a whole, and the interim management report includes a faithful analysis of the required information.

Observations on the above statement/(s):

Person/(s) assuming responsibility for this information:

Pursuant to the authority delegated by the Board of Directors, the Board secretary certifies that the half-yearly financial report has been signed by the directors

Individual/Corporate name	Office
MR. IGNACIO POLANCO MORENO	CHAIRMAN
MR. JUAN LUIS CEBRIÁN ECHARRI	CHIEF EXECUTIVE OFFICER
MR. FERNANDO ABRIL-MARTORELL HERNÁNDEZ	DEPUTY CEO
MR. DIEGO HIDALGO SCHNUR	DIRECTOR
MR. BORJA PÉREZ ARAUNA	DIRECTOR
MS. AGNÉS NOGUERA BOREL	DIRECTOR
MR. MANUEL POLANCO MORENO	DIRECTOR
MR. MATÍAS CORTÉS DOMINGUEZ	DIRECTOR
MR. GREGORIO MARAÑÓN Y BERTRÁN DE LIS	DIRECTOR
MR. ALAIN MINC	DIRECTOR
MR. JUAN ARENA DE LA MORA	DIRECTOR
MR. ERNESTO ZEDILLO PONCE DE LEÓN	DIRECTOR
MR. EMMANUEL ROMÁN	DIRECTOR
MR. MARTIN FRANKLIN	DIRECTOR
MR. NICOLAS BERGGRUEN	DIRECTOR
MR. HARRY E. SLOAN	DIRECTOR

Date this half-yearly financial report is signed by the competet governing body:	02/24/2012

IV. SELECTED FINANCIAL INFORMATION

1. INDIVIDUAL BALANCE SHEET (PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARDS)

Units: Thousands of euros

ASSETS		PRESENT PER. 12/31/2011	PREVIOUS PER. 12/31/2010
A) NON-CURRENT ASSETS	0040	5,617,679	5,910,223
1. Intangible assets:	0030	7,772	8,200
a) Goodwill	0031		
b) Other intangible assets	0032	7,772	8,200
2. Property, plant and equipment	0033	1,924	2,204
3. Investment properties	0034		
4. Long-term investmenst in group companies and associates	0035	5,271,593	5,665,450
5. Long-term financial investments	0036	8,826	8,826
6. Deferred tax assets	0037	327,564	225,543
7. Other non-current assets	0038		
B) CURRENT ASSETS	0085	264,868	357,255
1. Non-current assets held for sale	0050		
2. Inventories	0055		
3. Trade and other receivables:	0060	55,777	87,261
a) Trade receivables for sales and services	0061	40,215	75,698
b) Other receivables	0062	4,967	4,848
c) Current tax assets	0063	10,595	6,715
4. Short-term investments in group companies and associates	0064	205,256	149,220
5. Short-term financial investments	0070	0	
6. Current accrual accounts	0071	1,710	244
7. Cash and cash equivalents	0072	2,125	120,530
TOTAL ASSETS (A+B)	0100	5,882,547	6,267,478

EQUITY AND LIABILITIES		PRESENT PER. 12/31/2011	PREVIOUS PER. 12/31/2010
A) EQUITY (A.1+ A.2+ A.3)	0195	685,542	1,277,239
A.1) EQUITY	0180	685,542	1,277,239
1. Share Capital:	0171	84,786	84,698
a) Authorized capital	0161	84,786	84,698
b) Less: Uncalled capital	0162		
2. Share premium	0172	437,879	409,028
3. Reserves	0173	782,466	779,058
4. Less: Treasury stock	0174	(2,505)	(4,804)
5. Profit/loss brought forward	0178		
6. Other shareholder contributions	0179		
7. Net income for the year	0175	(616,903)	9,282
8. Less: Interim dividend	0176		
9. Other equity instruments	0177	(181)	(23)
A.2) VALUATION ADJUSTMENTS	0188	0	0
1. Available for sale financial assets	0181		
2. Hedging transactions	0182		
3. Other	0183		
A.3) GRANTS, DONATIONS AND GIFTS RECEIVED	0194		
B) NON-CURRENT LIABILITIES	0120	3,740,855	3,427,143
1. Long-term provisions	0115	452,088	258,358
2. Long-term debts	0116	3,241,150	3,135,122
a) Bank borrowings and bonds and other negotiable securities	0131	3,049,203	2,881,856
b) Other non-current financial liabilities	0132	191,947	253,266
3. Long-term payable to group and associates companies	0117	46,833	33,004
4. Deferred tax liabilities	0118	784	659
5. Other non-current liabilities	0135		
6. Long- term acrual accounts	0119		
B) CURRENT LIABILITIES	0130	1,456,150	1,563,096
1. Non-current liabilities held for sale	0121		
2. Short-term provisions	0122		
2. Short-term payables	0123	169,435	274,655
a) Bank borrowings and bonds and other negotiable securities	0133	98,861	252,602
b) Other financial liabilities	0134	70,574	22,053
4. Current payables to group and associates companies	0129	1,180,627	1,196,966
5. Trade and other payables	0124	105,763	90,833
a) Suppliers	0125	24,475	4,007
b) Other accounts payable	0126	68,136	41,753
c) Current tax liabilities	0127	13,152	45,073
6. Other current liabilities	0136		
7. Current accrual accounts	0128	325	642
TOTAL EQUITY AND LIABILITIES (A+B+C)	0200	5,882,547	6,267,478

IV. SELECTED FINANCIAL INFORMATION
2. INDIVIDUAL INCOME STATEMENT
(PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARDS)

Units: Thousands of euros

			PRESENT CURR. PERIOD (2nd HALF)		PREVIOUS CURR. PERIOD (2nd HALF)		CURRENT CUMULATIVE 12/31/2011		PREVIOUS CUMULATIVE 12/31/2010	
			Amount	%	Amount	%	Amount	%	Amount	%
(+)	Revenues	0205	87,671	52.14	78,475	54.44	168,145	100.00	144,157	100.00
(+/-)	Variation in inventories of finished products and products in process	0206		0.00		0.00		0.00		0.00
(+)	Own work capitalized	0207		0.00		0.00		0.00		0.00
(-)	Suppliers	0208		0.00		0.00		0.00		0.00
(+)	Other operating revenues	0209	338	0.20	4,408	3.06	442	0.26	4,416	3.06
(-)	Staff costs	0217	(21,133)	(12.57)	(10,449)	(7.25)	(34,412)	(20.47)	(19,243)	(13.35)
(-)	Other operating expenses	0210	(25,256)	(15.02)	(26,424)	(18.33)	(53,676)	(31.92)	(41,209)	(28.59)
(-)	Depreciation and amortization charge	0211	(1,405)	(0.84)	(1,321)	(0.92)	(2,795)	(1.66)	(2,706)	(1.88)
(+)	Allocation of grants for non-financial assets and others	0212		0.00		0.00		0.00		0.00
(+)	Overprovision	0213		0.00		0.00		0.00		0.00
(+/-)	Impairment and results on fixed asset disposals	0214		0.00		0.00	0	0.00	0	0.00
(+/-)	Other income	0215		0.00		0.00		0.00		0.00
=	**PROFIT FROM OPERATIONS**	0245	**40,216**	23.92	**44,689**	31.00	**77,704**	46.21	**85,415**	59.25
(+)	Finance income	0250	3,036	1.81	2,627	1.82	7,340	4.37	259,237	179.83
(-)	Finance costs	0251	(94,820)	(56.39)	(80,466)	(55.82)	(183,392)	(109.07)	(158,134)	(109.70)
(+/-)	Change in value of financial instruments	0252	1,177	0.70	5,173	3.59	6,002	3.57	8,570	5.94
(+/-)	Exchange differences (net)	0254	(6)	(0.00)	(3)	(0.00)	(7)	(0.00)	(14)	(0.01)
(+/-)	Impairment and results on disposals of financial instrument	0255	(395,003)	(234.92)	(137,742)	(95.55)	(428,485)	(254.83)	(146,127)	(101.37)
=	**NET FINANCIAL INCOME**	0258	**(485,616)**	(288.81)	**(210,411)**	(145.96)	**(598,542)**	(355.97)	**(36,468)**	(25.30)
=	**PROFIT (LOSS) BEFORE TAX**	0265	**445,401**	264.89	**(165,722)**	(114.96)	**(520,838)**	(309.76)	**48,947**	33.95
(+/-)	Income tax	0270	(127,272)	(75.69)	8,850	6.14	(96,065)	(57.13)	(39,665)	(27.52)
=	**PROFIT (LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS**	0280	**(572,673)**	(340.58)	**(156,872)**	(108.82)	**(616,903)**	(366.89)	**9,282**	6.44
(+/-)	Net income for the year from discontinued operations net of tax	0285		0.00		0.00		0.00		0.00
=	**PROFIT (LOSS) FOR THE YEAR**	0300	**(572,673)**	(340.58)	**(156,872)**	(108.82)	**(616,903)**	(366.89)	**9,282**	6.44

EARNINGS PER SHARE		Amount (X.XX euros)	Amount (X.XX euros)	Amount (X.XX euros)	Amount (X.XX euros)
Basic	0290	(0.72)	(0.49)	(0.81)	0.01
Diluted	0295	(0.72)	(0.49)	(0.81)	0.01

In the half-yearly financial report for the first half of the year, the data for the current period will be the same as the cumulative data, so there is no need to enter them.

IV. SELECTED FINANCIAL INFORMATION
3. INDIVIDUAL STATEMENT OF CHANGES IN EQUITY
INDIVIDUAL STATEMENT OF RECOGNISED INCOME AND EXPENSE (PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARS)

Units: Thousands of euros

		PRESENT PERIOD 12/31/2011	PREVIOUS PERIOD 12/31/2010
A) PROFIT (LOSS) FOR THE YEAR (from the income statement)	0305	(616,903)	9,282
B) INCOME AND EXPENSE RECOGNISED DIRECTLY IN EQUITY:	0310		
1. From measurement of financial instruments:	0320		
a) Financial assets held for sale	0321		
a) Other revenues/(expenses)	0323		
2. From cash flow hedges	0330		
3. Grants, donations and gifts received	0340		
4. From actuarial gains and losses and other adjustments	0344		
5. Other income and expense recognised directly in equity	0343		
6. Tax effect	0345		
C) TRANSFERS TO INCOME STATEMENT:	0350		
1. From measurement of financial instruments:	0355		
a) Financial assets held for sale	0356		
a) Other revenues/(expenses)	0358		
2. From cash flow hedges	0360		
3. Grants, donations and gifts received	0366		
5. Other income and expense recognised directly in equity	0365		
6. Tax effect	0370		
TOTAL RECOGNISED INCOME/(EXPENSE) (A+ B+ C)	0400	(616,903)	9,282

IV. SELECTED FINANCIAL INFORMATION
4. INDIVIDUAL STATEMENT OF CHANGES IN EQUITY (1/2)
INDIVIDUAL STATEMENT OF TOTAL CHANGES IN EQUITY
(PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARDS)

Units: Thousands of euros

PRESENT PERIOD		Equity					Adjustments for changes in value	Grants, donations and gifts received	Total Equity
		Share Capital	Share premium and Reserves (1)	Treasury stock	Profit (loss) for the year	Other equity instruments			
Opening balance at 01/01/2011	3010	84,698	1,188,086	(4,804)	9,282	(23)	0	0	1,277,239
Adjustment for changes in accounting policy	3011								0
Adjustment for errors	3012								0
Adjusted opening balance	3015	84,698	1,188,086	(4,804)	9,282	(23)	0	0	1,277,239
Total recognised income/ (expence)	3020		0		(616,903)				(616,903)
Transactions with shareholders or owners	3025	88	27,895	2,299	(5,990)	0	0	0	24,292
Capital increases/ (reductions)	3026	88	1,022						1,110
2. Conversion of financial liabilities into equity	3027		27,829						27,829
3. Distribution of dividends	3028				(5,990)				(5,990)
4. Trading with own shares (net)	3029		(956)	2,299					1,343
5. Increases/ (reductions) for business combinations	3030								0
6. Other transactions with shareholders or owners	3032								0
III. Other changes in equity	3035	0	4,364	0	(3,292)	(158)	0	0	914
1. Share based payments	3036								0
2. Transfers between equity accounts	3037		3,292		(3,292)				0
3. Other variations	3038		1,072			(158)			914
Closing balance at 12/31/2011	3040	84,786	1,220,345	(2,505)	(616,903)	(181)	0	0	685,542

IV. SELECTED FINANCIAL INFORMATION
4. INDIVIDUAL STATEMENT OF CHANGES IN EQUITY (2/2)
INDIVIDUAL STATEMENT OF TOTAL CHANGES IN EQUITY (PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARS)

Units: Thousands of euros

PREVIOUS PERIOD		Equity					Adjustments for changes in value	Grants, donations and gifts received	Total Equity
		Share Capital	Share premium and Reserves (1)	Treasury stock	Profit (loss) for the year	Other equity instruments			
Opening balance at 01/01/2010 (comparative period)	3050	21,914	900,897	(3,044)	(7,683)				912,084
Adjustment for changes in accounting policy	3051								0
Adjustment for errors	3052								0
Adjusted opening balance (comparative period)	3055	21,914	900,897	(3,044)	(7,683)				912,084
Total recognised income/ (expence)	3060				9,282				9,282
Transactions with shareholders or owners	3065	62,784	296,201	(1,760)	0	0	0	0	357,225
Capital increases/ (reductions)	3066	62,784	296,363						359,147
2. Conversion of financial liabilities into equity	3067								0
3. Distribution of dividends	3068								0
4. Trading with own shares (net)	3069		(162)	(1,760)					(1,922)
5. Increases/ (reductions) for business combinations	3070								0
6. Other transactions with shareholders or owners	3072								0
III. Other changes in equity	3075	0	(9,012)	0	7,683	(23)	0	0	(1,352)
1. Share based payments	3076								0
2. Transfers between equity accounts	3077		(7,683)		7,683				0
3. Other variations	3078		(1,329)			(23)			(1,352)
Closing balance at 12/31/2010 (comparative period)	3080	84,698	1,188,086	(4,804)	9,282	(23)	0	0	1,277,239

IV. SELECTED FINANCIAL INFORMATION
5. INDIVIDUAL STATEMENT OF CASH FLOWS
2.(PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARDS)

Units: Thousands of euros

			PRESENT PERIOD 12/31/2011	PREVIOUS PERIOD 12/31/2010
A)	CASH FLOWS FROM OPERATING ACTIVITIES (1+ 2+ 3+ 4)	0435	(86,679)	(32,626)
1.	Profit (loss) before tax	0405	(520,838)	48,947
2.	Adjustments to profit (loss):	0410	379,601	(111,270)
(+)	Depreciation and amortisation charge	0411	2,795	2,706
(+/-)	Other adjustments to income (nets)	0412	376,806	(113,976)
3.	Changes in working capital	0415	(89,882)	42,700
4.	Other cash flows from operating activities:	0420	144,440	(13,003)
(-)	Interest paid	0421	(134,072)	(130,062)
(+)	Dividends received	0422	125,671	110,779
(+)	Interest received	0423	11,131	2,174
(+/-)	Income tax recovered/(paid)	0430	12,748	36,733
(+/-)	Other sums received/(paid) from operating activities	0425	128,962	(32,627)
B)	CASH FLOWS FROM INVESTING ACTIVITIES (1+2)	0460	(2,094)	1,046
1.	Payments for investments:	0440	(2,094)	(404)
(-)	Group companies, associates and business units	0441	(6)	(107)
(-)	Property, plant and equipment, intangible assets and investment properties	0442	(2,088)	(269)
(-)	Other financial assets	0443		(28)
(-)	Other assets	0444		
2.	Proceeds from disposals:	0450	0	1,450
(+)	Group companies, associates and business units	0451		
(+)	Property, plant and equipment, intangible assets and investment properties	0452		1,450
(+)	Other financial assets	0453		
(+)	Other assets	0454		
C)	CASH FLOWS FROM FINANCING ACTIVITIES (1+2+ 3)	0490	(29,632)	148,594
1.	Sums received /(paid) in respect of equity instruments:	0470	2,951	852,294
(+)	Issues	0471	1,766	575,830
(-)	Redemption	0472		
(-)	Acquisition	0473	(2,240)	(5,723)
(+)	Disposal	0474	3,425	282,187
(+)	Grants, donations and gifts received	0475		
2.	Sums received /(paid) for financial liability instruments:	0480	(26,150)	(703,700)
(+)	Issues	0481	23,588	4,728
(-)	Repayment and redemption	0482	(49,738)	(708,428)
3.	Payments of dividends and remuneration on other equity instruments	0485	(6,433)	
D)	EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES	0492		
E)	NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS (A+ B+ C+ D)	0495	(118,405)	117,014
F)	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	0499	120,530	3,516
G)	CASH AND CASH EQUIVALENTS AT END OF PERIOD (E+ F)	0500	2,125	120,530

	COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD		PRESENT PERIOD 12/31/2011	PREVIOUS PERIOD 12/31/2010
(+)	Cash and banks	0550	2,125	120,530
(+)	Other financial assets	0552		
(-)	*Less: Bank overdrafts repayable on demand*	0553		
	TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD	0600	2,125	120,530

IV. SELECTED FINANCIAL INFORMATION
6. CONSOLIDATED BALANCE SHEET (IFRS ADOPTED)

Units: Thousands of euros

ASSETS		PRESENT PER. 12/31/2011	PREVIOUS PER. 12/31/2010
A) NON-CURRENT ASSETS	1040	6,178,703	6,293,489
1. Intangible assets:	1030	3,976,337	4,264,026
a) Goodwill	1031	3,645,077	3,903,514
b) Other intangible assets	1032	331,260	360,512
2. Property, plant and equipment	1033	307,441	295,560
3. Investment properties	1034	422	430
4. Investments accounted for using the equity method	1035	604,082	613,542
5. Non-current financial assets	1036	121,688	70,611
6. Deferred tax assets	1037	1,166,694	1,046,030
7. Other non-current assets	1038	2,039	3,290
B) CURRENT ASSETS	1085	1,699,821	1,857,965
1. Non-current assets held for sale	1050	125	3,653
2. Inventories	1055	275,403	203,152
3. Trade and other receivables:	1060	1,269,641	1,245,687
a) Trade receivables for sales and services	1061	868,991	914,554
b) Other receivables	1062	400,650	331,133
c) Current tax assets	1063		
4. Other current financial assets	1070	56,494	160,260
5. Other current assets	1075	0	225
6. Cash and cash equivalents	1072	98,158	244,988
TOTAL ASSETS (A + B)	1100	7,878,524	8,151,454

EQUITY AND LIABILITIES		PRESENT PER. 12/31/2011	PREVIOUS PER. 12/31/2010
A) EQUITY (A.1+ A.2+ A.3)	1195	2,218,035	2,650,185
A.1) EQUITY	1180	1,615,203	1,999,309
1. Share Capital	1171	84,786	84,698
a) Authorized capital	1161	84,786	84,698
b) Less: Uncalled capital	1162		
2. Share premium	1172	437,879	409,028
3. Reserves	1173	714,761	711,511
4. Less: Treasury stock	1174	(2,505)	(4,804)
5. Profit/loss brought forward	1178	831,500	871,746
6. Other shareholder contributions	1179		
7. Profit (loss) for year attributable to parent company	1175	(451,218)	(72,870)
8. Less: Interim dividend	1176		
9. Other equity instruments	1177		
A.2) VALUATION ADJUSTMENTS	1188	9,755	20,213
1. Available for sale financial assets	1181		
2. Hedging transactions	1182		
3. Translation differences	1184	9,755	20,213
4. Other	1183		
EQUITY ATTRIBUTABLE TO THE PARENT COMPANY (A.1+ A.2)	1189	1,624,958	2,019,522
A.3) MINORITY INTERESTS	1193	593,077	630,663
B) NON-CURRENT LIABILITIES	1120	3,882,329	3,526,496
1. Grants	1117	926	106
2. Non-current provisions	1115	356,520	185,592
3. Non-current financial liabilities:	1116	3,479,355	3,293,944
a) Bank borrowings and bonds and other negotiable securities	1131	3,176,491	2,931,190
b) Other non-current financial liabilities	1132	302,864	362,754
4. Deferred tax liabilities	1118	30,409	28,555
5. Other non-current liabilities	1135	15,119	18,299
C) CURRENT LIABILITIES	1130	1,778,160	1,974,773
1. 'Non-current liabilities held for sale	1121	0	0
2. Current provisions	1122	8,686	9,804
3. Current financial liabilities:	1123	312,478	428,897
a) Bank borrowings and bonds and other negotiable securities	1133	223,625	411,109
b) Other financial liabilities	1134	88,853	17,788
4. Trade and other payables:	1124	1,424,624	1,505,669
a) Suppliers	1125	1,180,075	1,234,846
b) Other accounts payable	1126	244,549	270,823
c) Current tax liabilities	1127		
5. Other current liabilities	1136	32,372	30,403
TOTAL EQUITY AND LIABILITIES (A + B + C)	1200	7,878,524	8,151,454

IV. SELECTED FINANCIAL INFORMATION
7. CONSOLIDATED INCOME STATEMENT (IFRS ADOPTED)

Units: Thousands of euros

			PRESENT CURR. PERIOD (2nd HALF)		PRESENT PREV. PERIOD (2nd HALF)		CURRENT CUMULATIVE 12/31/2011		PREVIOUS CUMULATIVE 12/31/2010	
			Amount	%	Amount	%	Amount	%	Amount	%
(+)	Revenues	1205	1,335,653	50.57	1,342,438	49.95	2,641,281	100.00	2,687,773	100.00
(+/-)	Variation in inventories of finished products and products in process	1206	0	0.00	0	0.00		0.00		0.00
(+)	Own work capitalized	1207	3,270	0.12	6,323	0.24	5,031	0.19	8,180	0.30
(-)	Suppliers	1208	(401,825)	(15.21)	(401,158)	(14.93)	(824,120)	(31.20)	(839,223)	(31.22)
(+)	Other operating revenues	1209	16,612	0.63	32,358	1.20	57,875	2.19	93,890	3.49
(-)	Staff costs	1217	(355,984)	(13.48)	(302,712)	(11.26)	(674,322)	(25.53)	(592,081)	(22.03)
(-)	Other operating expenses	1210	(680,115)	(25.75)	(495,586)	(18.44)	(1,086,928)	(41.15)	(882,889)	(32.85)
(-)	Depreciation and amortization charge	1211	(89,088)	(3.37)	(87,529)	(3.26)	(171,331)	(6.49)	(170,363)	(6.34)
(+)	Allocation of grants for non-financial assets and others	1212	0	0.00	0	0.00		0.00		0.00
(+/-)	Impairment and results on fixed asset disposals	1214	18,511	0.70	34,174	1.27	16,778	0.64	30,865	1.15
(+/-)	Other income	1215	0	0.00	0	0.00		0.00		0.00
=	**PROFIT FROM OPERATIONS**	1245	(152,966)	(5.79)	128,308	4.77	(35,736)	(1.35)	336,152	12.51
(+)	Finance income	1250	4,225	0.16	4,314	0.16	7,296	0.28	8,765	0.33
(-)	Finance costs	1251	(107,911)	(4.09)	(89,217)	(3.32)	(205,153)	(7.77)	(178,769)	(6.65)
(+/-)	Change in value of financial instruments	1252	660	0.02	5,843	0.22	6,586	0.25	8,677	0.32
(+/-)	Exchange differences (net)	1254	(12,298)	(0.47)	5,857	0.22	(3,881)	(0.15)	2,116	0.08
(+/-)	Impairment and results on disposals of financial instrument	1255	0	0.00	0	0.00		0.00		0.00
=	**NET FINANCIAL INCOME**	1256	(115,324)	(4.37)	(73,203)	(2.72)	(195,152)	(7.39)	(159,211)	(5.92)
(+/-)	Profit (loss) from companies recorded by the equity method	1253	(18,875)	(0.71)	(100,428)	(3.74)	(13,827)	(0.52)	(103,855)	(3.86)
=	**PROFIT (LOSS) BEFORE TAX**	1265	(287,165)	(10.87)	(45,323)	(1.69)	(244,715)	(9.27)	73,086	2.72
(+/-)	Income tax	1270	(147,501)	(5.58)	(40,322)	(1.50)	(147,973)	(5.60)	(73,024)	(2.72)
=	**PROFIT (LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS**	1280	(434,666)	(16.46)	(85,645)	(3.19)	(392,688)	(14.87)	62	0.00
(+/-)	Net income for the year from discontinued operations net of tax	1285	(513)	(0.02)	(27,239)	(1.01)	(2,646)	(0.10)	(35,011)	(1.30)
=	**CONSOLIDATED PROFIT (LOSS) FOR THE YEAR**	1288	(435,179)	(16.48)	(112,884)	(4.20)	(395,334)	(14.97)	(34,949)	(1.30)
	a) Profit (loss) for year attributable to parent company	1300	(462,316)	(17.50)	(133,752)	(4.98)	(451,218)	(17.08)	(72,870)	(2.71)
	Minority interests	1289	27,137	1.03	20,868	0.78	55,884	2.12	37,921	1.41

EARNINGS PER SHARE		Amount (X.XX euros)	Amount (X.XX euros)	Amount (X.XX euros)	Amount (X.XX euros)
Basic	1290	(0.60)	(0.56)	(0.62)	(0.28)
Diluted	1295	(0.60)	(0.56)	(0.62)	(0.28)

In the half-yearly financial report for the first half of the year, the data for the current period will be the same as the cumulative data, so there is no need to enter them.

IV. SELECTED FINANCIAL INFORMATION
8. CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (IFRS ADOPTED)

Units: Thousands of euros

		PRESENT PERIOD 12/31/2011	PREVIOUS PERIOD 12/31/2010
A) CONSOLIDATED NET INCOME FOR THE YEAR (from income statement)	1305	(395,334)	(34,949)
B) INCOME AND EXPENSE RECOGNISED DIRECTLY IN EQUITY:	1310	(23,248)	40,639
1. From revaluation/(reversal of revaluation) of tangible fixed assets and intangible assets	1311		
2. From measurement of financial instruments:	1320		
a) Financial assets held for sale	1321		
a) Other revenues/(expenses)	1323		
3. From cash flow hedges	1330		
4. Translation differences	1334	(23,248)	40,639
5. From actuarial gains and losses and other adjustments	1344		
6. Companies accounted for by the equity method	1342		
7. Other income and expense recognised directly in equity	1343		
8. Tax effect	1345		
C) TRANSFERS TO INCOME STATEMENT:	1350		
1. From measurement of financial instruments:	1355		
a) Financial assets held for sale	1356		
a) Other revenues/(expenses)	1358		
2. From cash flow hedges	1360		
3. Translation differences	1364		
4. Companies accounted for by the equity method	1368		
5. Other income and expense recognised directly in equity	1363		
6. Tax effect	1370		
TOTAL RECOGNISED INCOME/(EXPENSE) (A+ B+ C)	1400	(418,582)	5,690
a) Attributable to parent company	1398	(467,413)	(45,817)
b) Attributable to minority interests	1399	48,831	51,507

IV. SELECTED FINANCIAL INFORMATION
9. CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY (IFRS ADOPTED) (1/2)

Units: Thousands of euros

PRESENT PERIOD		Equity attributable to parent company						Minority interests	Total Equity
		Equity					Adjustments for changes in value		
		Share Capital	Share premium and Reserves (1)	Treasury stock	Profit (loss) for year attributable to parent company	Other equity instruments			
Opening balance at 01/01/2011	3110	84,698	1,992,308	(4,804)	(72,870)	(23)	20,213	630,663	2,650,185
Adjustment for changes in accounting policy	3111								
Adjustment for errors	3112								
Adjusted opening balance	3115	84,698	1,992,308	(4,804)	(72,870)	(23)	20,213	630,663	2,650,185
Total recognised income/ (expense)	3120		(5,737)		(451,218)		(10,458)	48,831	(418,582)
Transactions with shareholders or owners	3125	88	27,895	2,299	(5,990)	0	0	(76,364)	(51,072)
1. Capital increases/ (reductions)	3126	88	1,022						1,110
2. Conversion of financial liabilities into equity	3127		27,829						27,829
3. Distribution of dividends	3128				(5,990)			(73,021)	(79,011)
4. Trading with own shares (net)	3129		(956)	2,299					1,343
5. Increases/ (reductions) for business combinations	3130							(2,343)	(2,343)
6. Other transactions with shareholders or owners	3132								
III. Other changes in equity	3135	0	(30,145)	0	78,860	(158)	0	(11,053)	37,504
1. Share based payments	3136								
2. Transfers between equity accounts	3137		(78,860)		78,860				0
3. Other variations	3138		48,715			(158)		(11,053)	37,504
Closing balance at 12/31/2011	3140	84,786	1,984,321	(2,505)	(451,218)	(181)	9,755	593,077	2,218,036

IV. SELECTED FINANCIAL INFORMATION
9. CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY (IFRS ADOPTED) (2/2)

Units: Thousands of euros

PREVIOUS PERIOD		Equity attributable to parent company							
		Equity							
		Share Capital	Share premium and Reserves (1)	Treasury stock	Profit (loss) for year attributable to parent company	Other equity instruments	Adjustments for changes in value	Minority interests	Total Equity
Opening balance at 01/01/2010 (comparative period)	3150	21,914	1,186,696	(3,044)	50,479	0	(1,561)	118,535	1,373,019
Adjustment for changes in accounting policy	3151								
Adjustment for errors	3152								
Adjusted opening balance (comparative period)	3155	**21,914**	**1,186,696**	**(3,044)**	**50,479**	**0**	**(1,561)**	**118,535**	**1,373,019**
Total recognised income/ (expense)	3160		5,279		(72,870)		21,774	51,507	5,690
Transactions with shareholders or owners	3165	**62,784**	**296,201**	**(1,760)**	**0**	**0**	**0**	**(18,935)**	**338,290**
1. Capital increases/ (reductions)	3166	62,784	296,363						359,147
2. Conversion of financial labilties into equity	3167								
3. Distribution of dividends	3168							(18,222)	(18,222)
4. Trading with own shares (net)	3169		(162)	(1,760)					(1,922)
5. Increases/ (reductions) for business combinations	3170							(713)	(713)
6. Other transactions with shareholders or owners	3172								
III. Other changes in equity	3175	**0**	**504,109**	**0**	**(50,479)**	**0**	**0**	**479,556**	**933,186**
1. Share based payments	3176								
2. Transfers between equity accounts	3177		50,479		(50,479)				0
3. Other variations	3178		453,630					479,556	933,186
Closing balance at 12/31/2010 (comparative period)	3180	**84,698**	**1,992,285**	**(4,804)**	**(72,870)**	**0**	**20,213**	**630,663**	**2,650,185**

IV. SELECTED FINANCIAL INFORMATION

10.A. CONSOLIDATED CASH FLOW STATEMENT (INDIRECT METHOD) (IFRS ADOPTED)

Units: Thousands of euros

			PRESENT PERIOD 12/31/2011	PREVIOUS PERIOD 12/31/2010
A)	CASH FLOWS FROM OPERATING ACTIVITIES (1+ 2+ 3+ 4)	1435	269,219	271,835
1.	Profit (loss) before tax	1405	(244,715)	73,086
2.	Adjustments to profit (loss):	1410	599,609	374,093
(+)	Depreciation and amortisation charge	1411	171,331	170,363
(+/-)	Other adjustments to income (nets)	1412	428,278	203,730
3.	Changes in working capital	1415	(32,684)	(143,807)
4.	Other cash flows from operating activities:	1420	(52,991)	(31,537)
(-)	Interest paid	1421		
(-)	Payments of dividends and remuneration on other equity instruments	1430		
(+)	Dividends received	1422		
(+)	Interest received	1423		
(+/-)	Income tax recovered/(paid)	1424	(52,991)	(31,537)
(+/-)	Other sums received/(paid) from operating activities	1425		
B)	CASH FLOWS FROM INVESTING ACTIVITIES (1+ 2+ 3)	1460	(244,649)	(129,904)
1.	Payments for investments:	1440	(229,929)	(222,167)
(-)	Group companies, associates and business units	1441	(11,951)	(16,158)
(-)	Property, plant and equipment, intangible assets and investment properties	1442	(217,978)	(206,009)
(-)	Other financial assets	143		
(-)	Other assets	1444		
2.	Proceeds from disposals:	1450	5,706	90,000
(+)	Group companies, associates and business units	1451	575	10,000
(+)	Property, plant and equipment, intangible assets and investment properties	1452	5,131	80,000
(+)	Other financial assets	1453		
(+)	Other assets	1454		
3.	Other cash flows from investing activities:	1455	(20,426)	2,263
(+)	Dividends received	1456	26,459	1,808
(+)	Interest received	1457		
(+/-)	Other sums received/(paid) from investing activities	1458	(46,885)	455
C)	CASH FLOWS FROM FINANCING ACTIVITIES (1+2+ 3+ 4)	1490	(176,371)	4,946
1.	Sums received /(paid) in respect of equity instruments:	1470	2,951	573,652
(+)	Issues	1471	1,766	575,830
(-)	Redemption	1472		
(-)	Acquisition	1473	(2,240)	(5,723)
(+)	Disposal	1474	3,425	3,545
2.	Sums received /(paid) for financial liability instruments:	1480	57,817	(1,604,517)
(+)	Issues	1481	209,286	47,461
(-)	Repayment and redemption	1482	(151,469)	(1,651,978)
3.	Payments of dividends and remuneration on other equity instruments	1485	(83,032)	(25,668)
4.	Other cash flow from financing activities	1486	(154,107)	1,061,479
(-)	Interest paid	1487	(124,392)	(124,787)
(+/-)	Other sums received/(paid) from financing activities	1488	(29,715)	1,186,266
D)	EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES	1492	4,971	15,301
E)	NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS (A+ B+ C+ D)	1495	(146,830)	162,178
F)	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1499	244,988	82,810
G)	CASH AND CASH EQUIVALENTS AT END OF PERIOD (E+ F)	1500	98,158	244,988

	COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD		PRESENT PERIOD 12/31/2011	PREVIOUS PERIOD 12/31/2010
(+)	Cash and banks	1550	98,158	244,988
(+)	Other financial assets	1552		
(-)	*Less: Bank overdrafts repayable on demand*	1553		
	TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD	1600	98,158	244,988

IV. SELECTED FINANCIAL INFORMATION

11. CHANGES IN THE COMPOSITION OF THE GROUP

Table 1

BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN HOLDINGS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATED COMPANIES (CURRENT PERIOD)

Name of the entity (or of the business activity) acquired or merged	Category	Effective date of the operation (mm-dd-yyyy)	Cost (net) of the combination (a)+(b) (€ 000s)		% of voting rights acquired	% of total voting rights in entity after acquisition
			Amount (net) paid in acquisition + other costs directly	Fair value of equity instruments issued to acquire the entity (b)		
Prisa Digital Inc.	Subsidiary	02/21/2011	0		100.00	100.00
Comunicacions Pla, S.L.	Subsidiary	03/04/2011	0		100.00	100.00
Ediciones Conelpa, S.L.	Associate	04/01/2011	2		50.00	50.00
Prisa Noticias, S.L.	Subsidiary	06/08/2011	3		100.00	100.00
Prisa Gestión de Servicios, S.L.	Subsidiary	06/08/2011	3		100.00	100.00
Televisión Digital de Baleares, S.L.	Subsidiary	06/24/2011	698		60.00	100.00
Rádio Litoral Centro, Empresa de Radiodifu	Subsidiary	07/01/2011	180		100.00	100.00
Rádio Nacional - Emissoes de Radiodifusao	Subsidiary	07/01/2011	1,050		100.00	100.00
Macrolibros, S.L.	Associate	07/28/2011	500		100.00	100.00
Sistemas de Ensino Uno, Ltda.	Subsidiary	07/08/2011	207		100.00	100.00
Inevery DPS, S.L.	Subsidiary	09/22/2011	2,500		100.00	100.00
Rádio Voz de Alcanena, Lda	Subsidiary	11/01/2011	120		100.00	100.00
Comunicaçoes Sonoras, S.A.	Subsidiary	11/02/2011	1,585		100.00	100.00
Radiodifusao, Lda.	Subsidiary	11/03/2011	315		100.00	100.00
My Major Company Spain, S.L.	Joint venture	11/10/2011	2		50.00	50.00
Kioskoymás, Sociedad Gestora de la Plataf	Associate	11/16/2011	177		50.00	50.00

Table 2

DECREASE IN HOLDINGS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES AND OTHER OPERACIONS OF A SIMILAR NATURE (CURRENT PERIOD)

Name of the entity (or of the business activity) sold, spun off or derecognized	Category	Effective date of the operation (mm-dd-yyyy)	% of voting rights disposed of or derecognized	% of total voting rights in entity after the disposal	Profit/(Loss) generated (€ 000s)
Algarra, S.A.	Subsidiary	06/27/2011	-100.00	0.00	0
Onda La Finojosa, S.A.	Subsidiary	06/27/2011	-100.00	0.00	0
Sociedad de Radiodifusión Aragonesa, S.A.	Subsidiary	06/27/2011	-100.00	0.00	0
Kimberley Trading, S.A.	Subsidiary	08/17/2011	-100.00	0.00	0
Canal + Investment Inc.	Associate	10/18/2011	-60.00	0.00	5,378

IV. SELECTED FINANCIAL INFORMATION
12. DIVIDENDS PAID

		PRESENT PERIOD			PREVIOUS PERIOD		
		% of Nominal	Euros per share (X.XX)	Amount (€ 000s)	% of Nominal	Euros per share (X.XX)	Amount (€ 000s)
Ordinary shares	2158						
Rest of shares (non-voting, redeemable,etc.)	2159						
Total dividends paid	2160						
a) Interim dividends	2155						
b) Dividends with a charge to reserves or share premium	2156						
b) Non-cash dividends	2157						

IV. SELECTED FINANCIAL INFORMATION
13. ISSUES, BUYBACKS OR REDEMPTIONS OF DEBT SECURITIES

Units: Thousands of euros

ISSUES CARRIED OUT BY THE ENTITY (AND/OR ITS GROUP)		PRESENT PERIOD				
		Initial outstanding balance 01/01/2011	(+) Issues	(-) Buyback or redemptions	(+/-) Adjustments for exchanges rates and other	Final outstanding balance 06/30/2011
Debt securities issued in a European Union Member State that have required registration of a prospectus	2191					
Debt securities issued in a European Union Member State that have not required registration of a prospectus	2192					
Other debt securities issued outside a European Union Member State	2193					
TOTAL	2200					

		PREVIOUS PERIOD				
		Initial outstanding balance 01/01/2010	(+) Issues	(-) Buyback or redemptions	(+/-) Adjustments for exchanges rates and other	Final outstanding balance 06/30/2010
Debt securities issued in a European Union Member State that have required registration of a prospectus	4191					
Debt securities issued in a European Union Member State that have not required registration of a prospectus	4192					
Other debt securities issued outside a European Union Member State	4193					
TOTAL	4200					

GUARANTEED ISSUES		PRESENT PERIOD				
		Initial outstanding balance 01/01/2011	(+) Granted	(-) Cancelled	(+/-) Adjustments for exchanges rates and other	Final outstanding balance 06/30/2011
Issues or debt securties guaranteed by the group (amount guaranteed)	2195					

		PREVIOUS PERIOD				
		Initial outstanding balance 01/01/2010	(+) Granted	(-) Cancelled	(+/-) Adjustments for exchanges rates and other	Final outstanding balance 06/30/2010
Issues or debt securties guaranteed by the group (amount guaranteed)	4195					

IV. SELECTED FINANCIAL INFORMATION

14. BREAKDOWN OF FINANCIAL INSTRUMENTS BY NATURE AND CATEGORY (1/2)

Units: Thousands of euros

FINANCIAL ASSETS: NATURE/CATEGORY		PRESENT PERIOD					
		Financial assets held for trading	Other financial liabilities at FV through P&L	Financial assets available for sale	Loans and receivables	Investments held to maturity	Hedging derivatives
Equity instruments	2061			5,053,885			
Debt securities	2062						
Derivatives	2063						
Other financial assets	2064				217,708	8,826	
Long-term/ non-current	2065	0	0	5,053,885	217,708	8,826	0
Equity instruments	2066						
Debt securities	2067						
Derivatives	2068						
Other financial assets	2069				205,256		
Short-term/ current	2070	0	0	0	205,256	0	0
INDIVIDUAL TOTAL	2075	0	0	5,053,885	422,964	8,826	0
Equity instruments	2161			16,242			
Debt securities	2162						
Derivatives	2163		0				
Other financial assets	2164			33	84,733	20,680	
Long-term/ non-current	2165	0	0	16,275	84,733	20,680	0
Equity instruments	2166			3,436			
Debt securities	2167						
Derivatives	2168		0				
Other financial assets	2169				24,377	28,681	
Short-term/ current	2170	0	0	3,436	24,377	28,681	0
CONSOLIDATED TOTAL	2175	0	0	19,711	109,110	49,361	0

FINANCIAL LIABILITIES: NATURE/CATEGORY		PRESENT PERIOD			
		Financial liabilities held for trading	Other financial liabilities at FV through P&L	Debts and payables	Hedging derivatives
Bank borrowings	2076			3,049,203	
Debentures and other securities	2077				
Derivatives	2078		1,825	0	
Other financial liabilities	2079			236,955	
Long-term debts/ Non-current financial liabilities	2080	0	1,825	3,286,158	0
Bank borrowings	2081			98,861	
Debentures and other securities	2082				
Derivatives	2083		1,345		
Other financial liabilities	2084			1,249,856	
Short-term debts/ Current financial liabilities	2085	0	1,345	1,348,717	0
INDIVIDUAL TOTAL	2090		3,170	4,634,875	
Bank borrowings	2176			3,176,491	
Debentures and other securities	2177				
Derivatives	2178		1,825		
Other financial liabilities	2179			301,039	
Long-term debts/ Non-current financial liabilities	2180	0	1,825	3,477,530	0
Bank borrowings	2181			223,625	
Debentures and other securities	2182				
Derivatives	2183		2,528		
Other financial liabilities	2184			86,325	
Short-term debts/ Current financial liabilities	2185	0	2,528	309,950	0
CONSOLIDATED TOTAL	2190	0	4,353	3,787,480	0

IV. SELECTED FINANCIAL INFORMATION

14. BREAKDOWN OF FINANCIAL INSTRUMENTS BY NATURE AND CATEGORY (2/2)

Units: Thousands of euros

FINANCIAL ASSETS: NATURE/CATEGORY		PREVIOUS PERIOD					
		Financial assets held for trading	Other financial liabilities at FV through P&L	Financial assets available for sale	Loans and receivables	Investments held to maturity	Hedging derivatives
Equity instruments	5061			5,464,044			
Debt securities	5062						
Derivatives	5063						
Other financial assets	5064			0	201,406	8,826	
Long-term/ non-current	5065			5,464,044	201,406	8,826	
Equity instruments	5066						
Debt securities	5067						
Derivatives	5068						
Other financial assets	5069				149,220		
Short-term/ current	5070			0	149,220	0	
INDIVIDUAL TOTAL	5075			5,464,044	350,626	8,826	
Equity instruments	5161			19,991			
Debt securities	5162						
Derivatives	5163		0				
Other financial assets	5164				31,052	19,568	
Long-term/ non-current	5165	0	0	19,991	31,052	19,568	0
Equity instruments	5166			4,298			
Debt securities	5167						
Derivatives	5168		0				
Other financial assets	5169				16,898	139,064	
Short-term/ current	5170	0	0	4,298	16,898	139,064	
CONSOLIDATED TOTAL	5175			24,288	47,950	158,632	

FINANCIAL LIABILITIES: NATURE/CATEGORY		PREVIOUS PERIOD			
		Financial liabilities held for trading	Other financial liabilities at FV through P&L	Debts and payables	Hedging derivatives
Bank borrowings	5076			2,881,856	
Debentures and other securities	5077				
Derivatives	5078		4,254		
Other financial liabilities	5079			282,016	
Long-term debts/ Non-current financial liabilities	5080		4,254	3,163,872	
Bank borrowings	5081			252,602	
Debentures and other securities	5082				
Derivatives	5083		9,152		
Other financial liabilities	5084			1,209,867	
Short-term debts/ Current financial liabilities	5085		9,152	1,462,469	
INDIVIDUAL TOTAL	5090		13,406	4,626,341	
Bank borrowings	5176			2,931,190	
Debentures and other securities	5177				
Derivatives	5178		6,338		
Other financial liabilities	5179			356,416	
Long-term debts/ Non-current financial liabilities	5180		6,338	3,287,606	
Bank borrowings	5181			411,109	
Debentures and other securities	5182				
Derivatives	5183		9,152		
Other financial liabilities	5184			8,636	
Short-term debts/ Current financial liabilities	5185	0	9,152	419,745	0
CONSOLIDATED TOTAL	5190	0	15,490	3,707,351	0

IV. SELECTED FINANCIAL INFORMATION

16. SEGMENT REPORTING

Units: Thousands of euros

Table 1:

GEOGRAPHICAL AREA		Distribution of net turnover by geographical area			
		INDIVIDUAL		CONSOLIDATED	
		PRESENT PERIOD	PREVIOUS PERIOD	PRESENT PERIOD	PREVIOUS PERIOD
Internal market	2210	168,145	144,157	1,776,041	1,905,259
Export:	2215	0	0	865,240	782,514
a) European Union	2216			199,405	200,972
b) OECD countries	2217			116,903	109,074
c) All other countries	2218			548,932	472,468
TOTAL	2220	168,145	144,157	2,641,281	2,687,773

Table 2:

SEGMENTS		Ordinary revenues CONSOLIDATED					
		Ordinary revenues from external customers		Ordinary revenues between segments		Total ordinary revenues	
		PRESENT PERIOD	PREVIOUS PERIOD	PRESENT PERIOD	PREVIOUS PERIOD	PRESENT PERIOD	PREVIOUS PERIOD
AUDIOVISUAL	2221	1,206,862	1,321,866	34,323	50,535	1,241,185	1,372,401
EDUCATION	2222	715,553	638,884	4,840	3,368	720,393	642,252
RADIO	2223	368,469	395,176	8,303	10,346	376,772	405,522
PRESS	2224	358,633	315,398	31,379	104,949	390,012	420,347
OTHER	2225	74,933	151,407	26,665	(54,481)	101,598	96,926
	2226					0	0
	2227					0	0
	2228					0	0
	2229					0	0
	2230					0	0
Adjustments and eliminations of ordinary revenues between segment	2231			(105,510)	(114,717)	(105,510)	(114,717)
TOTAL	2235	2,724,450	2,822,731	0	0	2,724,450	2,822,731

Table 3:

SEGMENTS		Profit (loss) CONSOLIDATED PRESENT PERIOD	Profit (loss) CONSOLIDATED PREVIOUS PERIOD
AUDIOVISUAL	2250	106,034	459,176
EDUCATION	2251	51,057	62,700
RADIO	2252	15,890	66,979
PRESS	2253	13,267	27,630
OTHER	2254	(744,952)	(261,148)
	2255		
	2256		
	2257		
	2258		
	2259		
Total profit (loss) of reported segments	2260	(558,704)	355,337
(+/-) Unallocated profit (loss)	2261		
(+/-) Elimination of internal profit/loss (inter-segment)	2262	163,370	(390,286)
(+/-) Other profit (loss)	2263		
(+/-) Income tax and/or profit (loss) from discontinued operations	2264	150,619	108,035
PROFIT BEFORE TAX	2270	(244,715)	73,086

IV. SELECTED FINANCIAL INFORMATION
16. AVERAGE WORKFORCE

		INDIVIDUAL		CONSOLIDATED	
		PRESENT PERIOD	PREVIOUS PERIOD	PRESENT PERIOD	PREVIOUS PERIOD
AVERAGE WORKFORCE	2295	128	128	13,159	13,885
Men	2296	56	55	6,873	7,335
Women	2297	72	73	6,286	6,550

IV. SELECTED FINANCIAL INFORMATION
17. REMUNERATION RECEIVED BY DIRECTORS AND EXECUTIVES

DIRECTORS:
Remuneration component:

		Amount (€ 000s)	
		PRESENT PERIOD	PREVIOUS PERIOD
Fixed salary	2310	3,333	2,478
Variable remuneration	2311	7,272	1,811
Per diems	2312	561	1,833
Directors' fees	2313	2,000	1,609
Transactions with shares and/or other financial instruments	2314		74
Other	2315	929	2,041
TOTAL	2320	14,095	9,846

Other benefits:

Advances	2326		
Loans granted	2327		
Pension funds and plans: Contributions	2328		
Pension funds and plans: Liabilities assumed	2329		
Life insurance premiums	2330	23	29
Guarantees establish for Director obligations	2331		

EXECUTIVES:

		Amount (€ 000s)	
		PRESENT PERIOD	PREVIOUS PERIOD
Total remuneration received by executives	2325	6,784	7,109

IV. SELECTED FINANCIAL INFORMATION
18. RELATED PARTIES TRANSACTIONS (1/2)

Units: Thousands of euros

RELATED PARTY TRANSACTIONS

EXPENSES AND REVENUES:		PRESENT PERIOD				
		Significant shareholders	Directors and executives	Group persons, companies or entities	Other related parties	Total
1) Finance costs	2340					0
2) Management or collaboration contracts	2341					0
3) Transfers of R&D and licensing agreements	2342					0
4) Leases	2343					0
5) Services received	2344		4,996	33,277		38,273
6) Purchase of goods (finished or unfinished)	2345					0
7) Valuation adjustments for uncollectible or doubtful debts	2346					0
8) Losses on retirement or disposal of assets	2347					0
9) Other expenses	2348		27,393	2,328		29,721
EXPENSES (1+ 2+ 3+ 4+ 5+ 6+ 7+ 8+ 9)	2350	0	32,389	35,605	0	67,994
10) Finance income	2351			180		180
11) Management or collaboration contracts	2352					0
12) Transfers of R&D and licensing agreements	2353					0
13) Dividends received	2354			24,688		24,688
14) Leases	2355					0
15) Services provided	2356			85,826		85,826
16) Sale of goods (finished or unfinished)	2357					0
17) Gains on retirement or disposal of assets	2358					0
18) Other revenues	2359			9,875		9,875
REVENUES (10+ 11+ 12+ 13+ 14+ 15+ 16+ 17+ 18)	2360	0	0	120,569	0	120,569

OTHER TRANSACTIONS:		PRESENT PERIOD				
		Significant shareholders	Directors and executives	Group persons, companies or entities	Other related parties	Total
Purchase of tangible, intangible or other assets	2371					0
Financing agreements: credit facilities and contributions of capital (lender)	2372			141,755		141,755
Finance lease agreements (lessor)	2373					0
Repayment or cancellation of loans and lease agreements (lessor)	2377					0
Sale of tangible, intangible or other assets	2374					0
Financing agreements:loans and contributions of capital (borrower)	2375					0
Finance lease agreements (lessee)	2376					0
Repayment or cancellation of loans and lease agreements (lessee)	2378					0
Guarantees and deposits established	2381			105,200	36,550	141,750
Guarantees and deposits received	2382					0
Commitments acquired	2383					0
Commitments/Guarantees cancelled	2384					0
Dividends and other porfits distributed	2386			18,338		18,338
Other operations	2385					0

IV. SELECTED FINANCIAL INFORMATION
18. RELATED PARTIES TRANSACTIONS (2/2)

Units: Thousands of euros

RELATED PARTY TRANSACTIONS

EXPENSES AND REVENUES:		PREVIOUS PERIOD				
		Significant shareholders	Directors and executives	Group persons, companies or entities	Other related parties	Total
1) Finance costs	6340					0
2) Management or collaboration contracts	6341					0
3) Transfers of R&D and licensing agreements	6342					0
4) Leases	6343					0
5) Services received	6344		22,541	30,998		53,539
6) Purchase of goods (finished or unfinished)	6345					0
7) Valuation adjustments for uncollectible or doubtful debts	6346					0
8) Losses on retirement or disposal of assets	6347					0
9) Other expenses	6348		16,955			16,955
EXPENSES (1+ 2+ 3+ 4+ 5+ 6+ 7+ 8+ 9)	6350	0	39,496	30,998	0	70,494
10) Finance revenues	6351			425		425
11) Management or collaboration contracts	6352					0
12) Transfers of R&D and licensing agreements	6353					0
13) Dividends received	6354					0
14) Leases	6355					0
15) Services provided	6356					0
16) Sale of goods (finished or unfinished)	6357					0
17) Gains on retirement or disposal of assets	6358					0
18) Other revenues	6359			8,319		8,319
REVENUES (10+ 11+ 12+ 13+ 14+ 15+ 16+ 17+ 18)	6360	0	0	8,744	0	8,744

OTHER TRANSACTIONS:		PREVIOUS PERIOD				
		Significant shareholders	Directors and executives	Group persons, companies or entities	Other related parties	Total
Purchase of tangible, intangible or other assets	6371					0
Financing agreements: credit facilities and contributions of capital (lender)	6372			99,682		99,682
Finance lease agreements (lessor)	6373					0
Repayment or cancellation of loans and lease agreements (lessor)	6377					0
Sale of tangible, intangible or other assets	6374					0
Financing agreements:loans and contributions of capital (borrower)	6375					0
Finance lease agreements (lessee)	6376					0
Repayment or cancellation of loans and lease agreements (lessee)	6378					0
Guarantees and deposits established	6381			130,000	28,763	158,763
Guarantees and deposits received	6382					0
Commitments acquired	6383					0
Commitments/Guarantees cancelled	6384					0
Dividends and other porfits distributed	6386					0
Other operations	6385					0

V. EXPLANATORY NOTES TO THE INTERIM FINANCIAL STATEMENTS/ SUMMARY ANNUAL FINANCIAL STATEMENTS FOR INTERIM PERIOD

(1) Explanatory notes to the financial statements: Use this section to attach explanatory notes to the interim financial statements and to the rest of the selected financial information of chapter IV of this form, including, at least, itemizations of the minimum information required in the instructions for preparing the half-yearly report.

(2) Summary annual financial statements:

(2.1) Issuers who prepare consolidated summary annual financial statements: If the consolidated financial statements forms of sections 6, 7, 8, 9 and 10.A or 10.B of chapter IV of the selected financial information do not meet the requirements established in the adopted international accounting standard applicable to the interim financial information; or if the issuer voluntarily prepares consolidated summary annual financial statements for the interim period including its own summary financial statements forms, in this section attach the consolidated summary annual financial statements for the interim period, including, at least, all of the minimum disclosures required by the adopted international accounting standard applicable to the interim financial information, without prejudice to the obligation to also enter the additional financial information of chapter IV Selected Financial Information.

(2.2) Issuers who do not prepare consolidated summary annual financial statements: In the exceptional case that the forms for the individual financial statements of sections 1, 2, 3, 4 and 5 of chapter IV of the Selected Financial Information do not meet the requirements established in article 13 of Royal Decree 1362/2007; or if the issuer voluntarily prepares individual summary annual financial statements for the interim period including its own summary financial statements forms, in this section attach the individual summary annual financial statements for the interim period, including, at least, all of the minimum disclosures required in section C.2.1) of the instructions for this form, without prejudice to the obligation to also enter the additional financial information of chapter IV Selected Financial Information.

Grupo Prisa

Explanatory notes to the 2011 financial statements

1. BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS FOR 2011

Consolidated financial statements

The Grupo Prisa financial statements for 2011 have been prepared in accordance with International Financial Reporting Standards (IFRSs), as adopted by the European Union under Regulation (EC) 1606/2002 of the European Parliament and of the Council, taking into consideration all of the accounting principles and standards and of the mandatory valuation criteria that have a material effect, as well as the Spanish Code of Commerce (Código de Comercio), the mandatory standards and rules approved by the Spanish Institute of Accounting and Auditing (Instituto de Contabilidad y Auditoría de Cuentas — ICAC) and the rest of the applicable Spanish rules.

IFRSs are applied in preparing the Group's consolidated financial information. The financial statements of the individual companies composing the Group are prepared and presented in accordance with the accounting rules and standards of each country.

As required by IAS 8, uniform accounting policies and measurement bases were applied by the Group for all like transactions, events and items in 2011 and 2010.

In relation to optional early application of other International Financial Reporting Standards already issued but not yet in effect, the Group has not made any such optional application.

There is no accounting principle or policy of material effect on the consolidated financial statements that has not been applied.

Individual financial statements

Promotora de Informaciones, S.A., as parent company of the Group, presents its financial statements in accordance with the General Accounting Plan (Spanish GAAP) set out in Royal Decree 1514/07 of 16 November 2007.

2. CHANGES IN THE ESTIMATES MADE

During 2011 no material changes occurred in the estimates made at year-end 2010, except in the ones related to measuring goodwill, as described under *"Goodwill"* in Note 3.

3. INTANGIBLE ASSETS

GOODWILL

Shown below is the composition and movements in goodwill of the fully and proportionately consolidated Group companies during 2011 by business segments:

	Thousands of euros				
	Balance at 12.31.2010	Translation adjustment	Impairment	Change in scope of consolidation	Balance at 12.31.2011
Radio	161,967	(4,762)	-	-	157,205
Education	75,020	(1,349)	-	-	73,671
Audiovisual	3,627,469	-	(219,000)	-	3,408,469
Other	39,058	-	(33,944)	618	5,732
Total	**3,903,514**	**(6,111)**	**(252,944)**	**618**	**3,645,077**

In 2011, it is clear that the economic situation in Portugal has not only brought about a rise in the discount rate, owing to the factoring in of the country risk in that rate, but it has also affected trends in the advertising and other markets and growth prospects of businesses located in the country. Consequently, an impairment loss of EUR 219 million was recognized on the accompanying consolidated income statement of the goodwill of Grupo Media Capital.

In 2011, the Group restructured the advertising sales activity of the different media into a single company so as to optimize resource use and minimize advertising-management costs. Owing to the new management model and the general difficulties in the advertising market, which have made it necessary for Prisa Brand Solutions to rescind most of its management contracts with third parties, future cash flows are not expected to allow the Company to recover the goodwill allocated to this unit. Consequently, in 2011 an impairment loss of EUR 33,944 thousand was recognized on the accompanying consolidated income statement for Prisa Brand Solutions' goodwill.

OTHER INTANGIBLE ASSETS

The additions recorded in the Group consolidated financial statements under "Other intangible assets" during 2011 amounted to 141,025 thousand euros, mainly in respect of installation and connection of new subscribers (47,262 thousand euros), prototypes (39,680 thousand euros), computer software (32,872 thousand euros) and advances on copyrights (8,137 thousand euros).

In 2011, Ediciones El País, S.L. derecognized fully amortized computer applications and licenses account in the amount of EUR 14,696 thousand.

In addition, Grupo Prisa Televisión, S.A.U. derecognized the fully amortized sports rights in the amount of EUR 29,368 thousand.

4. PROPERTY, PLANT AND EQUIPMENT

The additions recorded in the Group consolidated financial statements under "Property, plant and equipment" during 2011 totalled 76,953 thousand euros, and mainly record:

- *"Digital set-top boxes and cards,"* in the amount of EUR 44,235 thousand, from investments made by DTS Distribuidora de Televisión Digital, S.A. in iPlus, a next-generation decoder.

- *"Plant and machinery,"* in the amount of EUR 12,016 thousand, primarily from investments made by Prisa Televisión, S.A.U. in new IT projects for the rendering of TV services and VOD (*video on demand*), and by Grupo Media Capital, SGPS, S.A. for the upgrade of its TV studios and for program production equipment.

- *"Other items of property, plant and equipment,"* in the amount of EUR 13,001 thousand, from the investment by Santillana in material for digital classrooms (iPads, MacBooks, etc.), as well as the investment to prepare the new offices in Colombia and Mexico for use.

5. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

In 2011 the Group has deteriorated the entire goodwill resulted from its investment in V-me Media Inc., (EUR 21,291 thousands), as the value of use of the investment, calculated considering the estimated projections for the following five years and a residual value appropriated for the business, is not expected to cover it.

6. NON-CURRENT FINANCIAL ASSETS

During 2011, loans granted to Dédalo Grupo Gráfico, S.L. increased by EUR 38 million.

In September 2011, the 15.38% stake in Iberbanda, S.A. was sold, giving rise to the derecognition of this ownership interest from "Non-controlling interests" and of the corresponding allowance of EUR 45,394 thousand, with a neutral effect on "Non-current financial *assets.*"

7. EQUITY: CAPITAL AND SHARE PREMIUM

In 2011, due to the capital increase against cash contributions with recognition of pre-emptive subscription rights through warrants, which was approved by Prisa's shareholders in a general meeting on November 27, 2010, public deeds were issued declaring the capital increase corresponding to the warrants' first twelve exercise windows. A total of 883,138 warrants were exercised, giving rise to the subscription of a total of 883,138 new Class A ordinary shares issued at the price of EUR 2 each.

Also, in 2011, 14,776,572 Class B non-voting shares were converted into Class A ordinary shares.

Prisa's share capital, at December 31, 2011 after such increases and conversions of shares totals EUR 84,786 thousand, represented by 459,650,730 Class A ordinary shares and 388,210,428 Class B non-voting shares, with a par value of EUR 0.1 each.

The share premium includes the amount exceeding the par value of the shares issued. It also includes value adjustments of the financial liabilities generated by the obligation to pay a minimum annual dividend on the Class B shares, as well as the Company's potential obligation to deliver additional shares as part of the mandatory conversion of the Class B shares. This share premium at December 31, 2011, amounted to EUR 437,879 thousand (December 31, 2010: EUR 409,028 thousand).

The share premium corresponding to the Class B shares issued in 2010 in accordance with the commitments assumed in the issue of the shares is non-distributable so as to cover future related commitments stemming from this class of shares, until they have been converted into Class A shares and the minimum associated dividend of the Class B shares has been paid in full. This non-distributable share premium at December 31, 2011, amounted to EUR 125,131 thousand (December 31, 2010: EUR 111,113 thousand).

8. NON-CURRENT PROVISION

The Group´s Director have decided to recognize a provision for taxes in the amount of EUR 183,000 thousand in order to cover a possible unfavourable ruling on the items under review , principally the export tax credit, within the different proceeding in progress regarding the audits being carried out with regard to the Group.

9. FINANCIAL LIABILITIES

Shown below is the breakdown of bank borrowings at 31 December 2011:

	Drawn down amount maturing short term	Drawn down amount maturing long term
Syndicated loan and credit facility to Prisa	100,000	1,282,544
Bridge loan to Prisa	-	1,540,882
Subordinated loan Prisa	-	134,000
Other	123,625	219,065
Total	223,625	3,176,491

Refinancing agreement-

On December 26 2011, Prisa signed an agreement to refinance its bank borrowings, comprising the syndicated loan, the bridge loan, the subordinated credit facility and a series of bilateral loans.

The current conditions for the different bank borrowings after refinancing are as follows:

- The transformation of the syndicated loan into a bullet loan with a single maturity of March 19, 2014. In addition, subject to the fulfilment of certain targets, such as the issue of a bond, maturity may be deferred to December 19, 2014.
- The maturity of the bridge loan, which does not provide for partial repayments, and of some of the bilateral loans, was extended to January 15, 2015. Also subject to the same targets, the maturity of these loans may be extended to September 19, 2015.
- The subordinated credit facility is extended until January 16, 2015 and September 21, 2015, when the conditions for extending the other loans are in place.
- Financial ratios ("covenants") have been reviewed to be adapted to the new financial estimates of the group.
- Cost of debt has been maintained tied to Euribor plus a spread negotiated and adapted in accordance with financial market rates.

In 2011, the proceeds from the sale of 10% of Grupo Media Capital, SGPS, S.A. were used to repay EUR 12.5 million of the bridge loan and EUR 11.2 million of the syndicated loan.

In addition, "Other non-current financial liabilities" and "Other financial liabilities" includes:

- A financial liability of EUR 110,916 thousand for the obligation to pay preferential dividends in an annual minimum amount of 25.8 million dollars to DLJSAP Publishing Cööperatief, U.A. for its 25% equity stake in Grupo Santillana de Ediciones, S.L.
- A financial liability of EUR 177,197 thousand recorded with a charge to the share premium for the minimum dividend of the convertible non-voting Class B shares.
- A financial liability of EUR 74,758 thousand arising from the potential obligation of the Company to deliver additional shares or cash as part of the mandatory conversion of the Class B shares.
- A financial liability recognized for the cash inflow from the sale of 10% of Grupo Media Capital, SGPS, S.A., for EUR 23,742 thousand, the sale was not produced for

accounting purposes since Prisa has not transferred to the buyer the risks and rewards of ownership.

10. CHANGES IN THE COMPOSITION OF THE GROUP

The changes in the composition of the Group are detailed in section 11 of Chapter IV of the Selected Financial Information.

Subsidiary companies

In January 2011, Prisa Digital Inc. was incorporated, 50% owned by Prisa Digital, S.L., and 50% owned by Prisa Inc.

In March 2011, Radio Lleida, S.L. issued equity to its existing shareholders: Radio España de Barcelona, S.A. (22.17%), Sociedad Española de Radiodifusión, S.L. (44.33%) and Prensa Leridiana, S.A. (33.50%) - in proportion to their percentage stakes in exchange for non-cash consideration. The contribution by Prensa Leridiana, SA was 100% of Comunicacions Pla, S.L., which became a wholly owned subsidiary of Radio Lleida, S.L.

In June 2011, Prisa Noticias, S.L. and Prisa Gestión de Servicios, S.L. were incorporated, 100% owned by Promotora de Informaciones, S.A.

Also in June 2011, Promotora de Emisoras de Televisión, S.A. acquired 60% of Televisión Digital de Baleares, S.L. This company ceased to be consolidated by the equity method to become fully consolidated.

In addition in June 2011, Algarra, S.A., Onda la Finojosa, S.A. and Sociedad de Radiodifusión Aragonesa, S.A. merged with Sociedad Española de Radiodifusión, S.L.

In July 2011, Emissões de Radiodifusão, S.A. acquired 100% of Rádio Litoral Centro Empresa de Radiodifusão, Lda., and Radio Comercial, S.A. acquired 100% of Rádio Nacional- Emissões De Radiodifusão, Lda.

Also in July 2011, Sistemas de Ensino UNO, Ltda., was incorporated, a wholly owned subsidiary of Santillana Sistemas Educativos, S.L. of which Ítaca, S.L. holds one share.

In August 2011, Kimberley Trading, S.A. merged with Media Global, SGPS, S.A.

In September 2011, Inevery DPS, S.L., was incorporated, 99.9996% owned by Grupo Santillana de Ediciones, S.L. and 0.0004% owned by Ítaca, S.L.

In November 2011, Produções Audiovisuais, S.A. acquired 100% of Rádio Voz Alcanena, Lda., Comunicações Sonoras, S.A. and Radiodifusão, Lda.

Jointly controlled entities

In November 2011, My Major Company Spain, S.L., was incorporated, 50% owned by Gran Vía Musical de Ediciones, S.L.

Associated companies

In April 2011, Ediciones Conelpa, S.L was incorporated, 50% owned by Ediciones El País, S.L.

In July 2011, Macrolibros, S.L. was incorporated, wholly owned by Dédalo Offset, S.L., as a result of the partial spin-off of the latter.

In October 2011, Canal+ Investments (U.S), Inc, 60% owned by Prisa TV, S.A.U., was dissolved.

In November 2011, Prisa Noticias, S.L. acquired 50% of Kioskoymás, sociedad gestora de la plataforma tecnológica, S.L.

11. REMUNERATION RECEIVED BY DIRECTORS AND EXECUTIVES

The remuneration earned by directors and executives is detailed in section 17 of chapter IV of the Selected Financial Information.

Headings 2320 and 2325: The aggregate remuneration of the Prisa Directors and of the Executives records the expenses accrued by Promotora de Informaciones, S.A. (PRISA) as well as by other companies of the Group, stating the following:

Compensations accrued by the CEO and Chairman of the Delegated Committee D. Juan Luis Cebrian Echarri.

During years 2009 and 2010 the company faced a process of changing its capital structure and refinancing of its financial debt. Under the restructuring of its capital, the Company's negotiated with Liberty Acquisition Holdings (Liberty), which was a SPAC (Special Purpose Acquisition Company), the incorporation into its capital. This transaction was finally approved by the Shareholders Assembly of Shareholders of PRISA on November 27, 2010. As a condition precedent for the effectiveness of this operation, PRISA and Liberty had agreed the necessary continuity of the CEO, Mr. Juan Luis Cebrian Echarri, for a minimum period of three years, conditioning the effectiveness of the operation of his continuity and to the execution of a contract between Mr. Cebrian and PRISA, in terms satisfactory for both parties. This information was published in the Form F-4 filed in May 2010 with the SEC - and subsequent update-, and in the Prospectus approved by the CNMV on 26 November 2010.

The contract between Mr. Cebrian and PRISA was signed in October 2010, with the favorable report from the Corporate Governance, Nominating and Compensation Committee and approval by the Board of Directors of PRISA. The Committee had the advice of the consulting firm Spencer Stuart.

Mr. Cebrian's contract with PRISA provides a fixed annual payment in cash and a variable annual compensation in cash. It also includes the delivery of shares of the Company, by a variable amount,

as a substitute of the Long Term Incentive, which does not apply to the CEO due to is limitation to three years.

Additionally, the contract of Mr. Cebrian with PRISA picked up some extraordinary compensations to pay his activity during latest years, in the process of restructuring and refinancing of the Company and his commitment to stay during the period specified above. These amounts are non-recurring or periodic –payable at one time-, are dependent on the success of the transaction with Liberty and collected in 2010 and 2011. According to Spencer Stuart report, these extraordinary compensations are assimilated as social benefits given by other Companies to their top executives, such as pension plans, etc.., which PRISA does not address.

Breakdown of compensations paid to the Board members in 2011 but accrued in other years.

During year 2011, CEO has received the amount of 1,200,000 euros in cash as extra compensation for the result of the recapitalization and refinancing of the Company. Also during the year 2011, the CEO has received EUR 5,014,286 by delivery of shares (1,350,000 shares), according to a reference value of 2.08 euros / share. This extra compensation is linked to the success of the recapitalization of Company described above, and was communicated to the CNMV at the time of delivery, being also reported in the financial information of the first half of 2011.

During 2011 the Chief Executive Officer has received the amount of 1,706,666, by delivery of 440,486 shares, for his commitment to continue at the Company for a period of three years, according to the contract signed with Prisa in October 2010 as part of restructuring and corporate recapitalization. The aggregated remuneration of the Board of Directors includes the amount attributable to 2011 (220,242 shares). The total amount of shares delivered to the CEO due to this item is 660,728 shares according to a reference value of 2.17 euros / share. This extraordinary compensation was also communicated to the CNMV at the time of delivery, being also reported in the financial information of the first half of 2011.

Finally, during the year 2011 the CEO has received in cash the amount of 300,000 euros, according to his previous contractual relationship with the Company.

The aggregate remuneration of Executives is the sum accrued by those that report directly to the chief executive (members of the Management and Business Committee) who have an employment relationship with PRISA and with other companies of the Group, plus the remuneration earned by the PRISA Director of Internal Audit.

12. RELATED PARTY TRANSACTIONS

Related party transactions are disclosed in detail in section 18 of chapter IV of the Selected Financial Information.

All the transactions with related parties were carried out on an arm's length basis.

Transactions with directors and executives

Heading 2344: The aggregate amount of 4,996 thousand euros includes the following services provided directly and indirectly by the Directors of Prisa to companies in its Group:

i) Services of legal counsel and defence in a variety of proceedings in several jurisdictions (administrative, civil, commercial and arbitral) and legal advising and consulting on several matters provided to Prisa and to Prisa Televisión S.A.U. by Cortés Abogados through Tescor Profesionales Asociados, S.L.P. for 4,896 thousand euros.

ii) Legal advising to Prisa Televisión, S.A.U. by Mr. Gregorio Marañón y Bertrán de Lis for 100 thousand euros.

Heading 2348: The aggregate amount of 27,393 thousand euros includes the remuneration received by directors and executives, as detailed in chapter IV, heading 17).

<u>**Transactions between Group employees, companies or entities**</u>

Heading 2344: Given below is the breakdown of the aggregate amount of 33,277 thousand euros:

i) Printing services provided by several companies partly owned by Dédalo Grupo Gráfico, S.L. to different Prisa Group companies for 18,985 thousands euros.

ii) Distribution, transport and logistics services rendered by Gelesa Gestión Logística to the Print Media of Prisa Group for 8,628 thousands euros.

iii) Purchases of rights and advertising by several companies in which Prisa has holdings, to Mediaset España Comunicacion, S.A. and its participated companies, as well as technical and administrative services rendered by these companies for 5,664 thousand euros.

Heading 2348: The aggregate amount of 2,328 thousand euros includes costs related to the participation in the incomes of the company Real Madrid Gestión de Derechos, S.L. in which Prisa television holds an interest, for sponsorship and merchandising of club Real Madrid.

Heading 2354: The aggregate amount of 24,688 thousand euros includes dividends received by Prisa Television, S.A.U. for its shareholdings in Mediaset España Comunicación, S.A.

Heading 2356: Given below is the breakdown of the aggregate amount of 85,826 thousand euros:

i) Incomes received by several companies in which Prisa has holdings, for technical and administrative services rendered to both Mediaset Comunicaciones España, S.A. and its participated companies, as well as for sale of advertising space and rights to these companies for 43,940 thousands euros.

ii) Incomes received by print medias of Prisa Group for purchase of copies by Gelesa Gestion Logística for 41,886 thousands euros.

Heading 2359: The aggregate amount of 9,879 thousand euros includes the share in the revenues of the investee company Real Madrid Gestión de Derechos, S.L. for sponsorship and merchandising of Club Real Madrid.

Heading 2372: Given below is the breakdown of the aggregate amount of 141,755 thousand euros:

i) Loans of 136,792 thousand euros granted by Prisaprint, S.L., an investee company of Prisa, to Dédalo Grupo Gráfico, S.L. or investees of the latter, as a consequence of financing operations, as well as interest capitalized.

ii) Loans of 556 thousand euros granted by Diario El País, S.L., an investee company of Prisa, to Distribuciones Aliadas, S.A. and Norprensa, S.A., investees of Dédalo Grupo Gráfico, S.L.

iii) Loans of 4,407 thousand euros granted by Sociedad Española de Radiodifusión, S.L. to its investee companies W3 Comm Concesionaria, S.A. de C.V. and Green Emerald Business Inc.

Heading 2351: The aggregate amount of 180 thousand euros includes interest accrued in 2011 on the financing referred to in heading 2372 above.

Heading 2381: Prisa stands as a joint and several guarantor of Dédalo Grupo Gráfico, S.L. vis-à-vis the banking syndicate formed under the syndicated loan contract of 8 February 2008, for a maximum of 105,200 thousand euros.

Heading 2386: The aggregate amount of 18,338 thousand euros includes dividends paid by DTS, Distribuidora de TV Digital, S.A. to its shareholder Mediaset España Comunicación, S.A.

Transactions with other related parties

Heading 2381: Prisa furnishes a joint and several guarantee to Le Monde Libre in the amount of EUR 36,550 thousand covering part of the obligations that it acquired vis–a-vis the holders of the bonds redeemable into shares that were issued by Le Monde, S.A. at that moment.

It notes that a December, 31, 2011 Iberbanda S.A. was not included in the scope of consolidation of Grupo Prisa.

13. EVENTS AFTER THE BALANCE SHEET DATE

Exercise of warrants

On January 3, 2012, Prisa executed the capital increase corresponding to Otnas Inversiones, S.L.'s exercise of 75,000,000 warrants. Otnas is a company indirectly owned by Rucandio, S.A.- through Timón, S.A., Asgard Inversiones, S.L.U., Promotora de Publicaciones, S.L. and the Shareholder Contract of Prisa-, by Berggruen Acquisition Holdings and by Martin Franklin).

The exercise of the 75,000,000 warrants gave rise to the subscription of the same number of newly issued Class A ordinary shares, at a strike price of EUR 2 each, increasing the Company's capital by EUR 150,000 thousand.

The proceeds from the capital increase were used to repay EUR 100,000 thousand of the Syndicated Loan, within EUR 1,282,544 thousand pending, the maturity of which is extended to March 19, 2014 or December 19, 2014, if certain targets are met.

VI. INTERIM MANAGEMENT REPORT

Grupo Prisa

Consolidated Director's report for 2011

1. BUSINESS PERFORMANCE

The ***most significant events*** in the period from January to December 2011 were as follows:

- Market conditions remain stable in all business areas except advertising and general publishing (Ediciones Generales), which continue to be affected by weak macroeconomic conditions, especially in Spain and Portugal.

- Prisa has achieved in 2011 revenues of 2,724.45 million euros, down by 3.5% from 2010, explained mostly by the extraordinary items recorded in 2010.

- EBITDA was 436.91 million euros, implying a decrease of 26.7% from 2010. The extraordinary revenues recognized in 2010 and the extraordinary expenses registered in 2011, highlighting the restructuring plan, explain almost the total decrease of the EBITDA in that period.

- Advertising revenues continued to show weakness and reached 620 million euros, down by 8.0% from 2010, although they only represent 22.8% of the Group's revenues. It is worth highlighting that Latin America represented 20% of the Group´s advertising revenues.

- Latam revenues grew by 15.9%, and already account for 24.3% of total revenues (vs. 20.2% in 2010) and for 38.6% of the EBITDA (vs. 25.3% in 2010).

- In the Audiovisual division, revenues totaled 1,241.19 million euros, and EBITDA totaled 234.69 million euros, from 308.78 million euros in 2010, although this difference is mainly explained by the extraordinary items recorded in 2010.

  Pay Televisión has continued to improve its operating indicators with an increase in net subscribers, a stabilization of ARPU and a decrease in the churn rates, reaching an EBITDA of 186.77 million euros. At the end of 2011 pay TV had 1.84 million subscribers, of which 82,247 come from other platforms. Net additions to DTH fell by 16,671 compared to a fall of 72,949 in 2010. ARPU remains above 41 euros on average. Churn rates continue to fall to 13.6%, showing an important decrease from the 15.8% of 2010. iPlus subscribers have increased by almost 65% in the year to reach 503,202 subscribers.

- The Education area showed an important improvement, with a 12.2% increase of revenues to reach 720.39 million euros, due to the strong performance of the educational campaigns in all countries:

  - Latin America revenues increased by 17.6%, explained by the good performance of all campaigns, highlighting Brazil (+24.1%).
  - The educational campaign in Spain grew by 8.6%.
  - Revenues in General Editions showed a fall of 30.5%, as a result of fewer new publications this year compared to the previous.

  EBITDA reached 170.20 million euros and improved by 2.3% compared to last year.

- In Radio revenue reached 376.77 million euros, and decreased by 7.1% compared to 2010. International radio advertising grew by 5.5% and decreased by 10.2% in Spain. EBITDA reached 51.61 million euros (-52.2%), which was negatively impacted by significant restructuring costs in 2011.

- Press revenues decreased by 7.2% in 2011 to reach 390.01 million. EBITDA totaled 40.05 million euros (-30.8%) also explained by the significant impact of restructuring costs in 2011.

- Prisa continues to focus in the development of its Digital area, increasing operating revenues by 6.7%. The Digital division achieved a monthly average of 63.7 unique users in 2011, a

25.3% increase to 2010 thanks to the strong growth recorded in As.com, El Pais.com and Cinco Días.com.

- The efficiency plan announced has been completed in all the Group's divisions, which a total investment of 94.8 million euros and expected annualized savings of 64.5 million euros.

- On December 26, 2011 Prisa signed an agreement to refinance its bank borrowings, extending the different maturities of the loans to 2014/2015 and eliminating the schedule for amortizations previously established for the syndicated loan to transform it into a bullet loan. This refinancing provides time and financial flexibility to allow the Group to focus on improving the operating performance of its businesses. The refinancing agreement activated the mechanisms for the conversion of 75 million warrants by the Polanco family, Mr. Martin Franklin and Mr. Nicolas Berggruen, for a total amount of 150 million euros. Most of the proceeds have been destined to debt reduction.

8. OUTLOOK

Despite the macroeconomic weakness in Spain and Portugal, Prisa has maintained a robust operating performance in 2011. This was mainly due to the strong operating performance of businesses such as Education and Pay TV, which have demonstrated to be able to grow even in the most adverse conditions; to geographic diversification (in 2011 32% of revenue came from the international area); to a great effort in cost control programs; and to the improvement in operating efficiency since December 2010.

The media industry is very sensitive to trends in the main macroeconomic variables and, in particular, to the advertising cycle, which is very closely related to GDP. Advertising has weakly performed in 2011, and is expected to have declined by 8.2% according to i2P. The forecast of the same source (i2P) for 2012 have declined by 5.8% However, the Prisa Group's exposure to the performance of the advertising market is limited, due to the diversification of its revenue sources, with advertising revenue representing only 22.8% of total revenue in 2011 (24% in 2010), out of which a 20% come from Latam.

Prisa has solid businesses that are not affected by the economic cycle, such as Educational-Publishing, which in 2011 represented 26.4% of the Group's total revenue (compared with 23% in 2010). This business continues to boast strong growth prospects, above all in Latin America where revenues grew by 17.6% in 2011, but also in Spain where the educational campaign grew by 8.6% in 2011. The own development of new business lines started in 2011, as the design and commercialization of new educational systems, open new growth prospects in the Educational area.

The other main source for growth in the Group in 2011 has been the Pay TV business, Canal+. Spain is still far away from reaching the same penetration rates that other European countries regarding Pay TV, which leads to a wide room to grow. Additionally, the change in the strategy of Canal+ in recent years, which is starting to bear fruit, should continue to contribute to the growth of the business. Improvement in contents, such as soccer (Canal+ will again broadcast the Champions League from 2012), should lead to an increase in the number of subscribers. Technological developments (the iPlus decoder, high definition) and the change in the commercialization model for iPlus have increased its penetration to reach 29% of total subscribers and have also contributed to decrease churn rate to 13.6% (15.8% in 2010). These same trends should continue in the future. Finally, agreements reached in 2011 with other telecom operators (highlighting the one signed with Telefónica in August 2011 and with Jazztel at the end of 2011) within the new multi-distribution strategy of Canal+ should also lead to increase the number of subscribers in 2012.

In the current economic environment, the effort in cost controlling and the improvement in operating efficiency are key to maintain the Group´s profitability. Within this context Prisa has completed a restructuring plan in 2011 with a total investment of 94.8 million euros, with expected annual

savings of 64.5 million euros. The effort to control costs as well as the implementation of additional measures to improve the operating efficiency of the Group will be maintained in the future.

After a long negotiating process, the Group has renegotiated the conditions for its bank borrowings extending the different maturities of the loans to 2014/2015 and activating the mechanisms for the conversion of 75 million warrants in January 2012 , de 75 millones de warrants for a total amount of 150 million euros (most of the proceeds have been destined to debt reduction). The refinancing process has provided the Group with financial flexibility to focus on improving the operating performance of its businesses.

VII.REPORT OF THE AUDITOR

Financial information for 2011 has not been audited